FORM 10-SB 12(g)/A
                                 Amendment No. 2

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                        Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                                  BIOLABS, INC.
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                 (Name of Small Business Issuer in its charter)

       NEW YORK
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(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)

    1A-3033 KING GEORGE HIGHWAY, SURREY B.C. CANADA            V4P 1B8
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(Address of principal executive offices)                      (Zip Code)

Issuer's telephone number:    (604)542-0820
                          ------------------------------------------------------

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered                Name of each exchange
                                                       on which each class is
                                                       to be registered

--------------------------------------------------------------------------------

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Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $0.0001
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                                (Title of class)

PART I

Item 1.  Description of Business.
         ------------------------

BioLabs, Inc. a New York corporation, having its principal place of business in Surrey, British Columbia, Canada (herein, the "Company") is a development stage company formed to manufacture and market certain cancer therapy tests developed by others. The Company was previously known as Flexx Realm, Inc. Flexx Realm had no business.

The Company entered into a joint venture agreement dated as of November 4, 1998 with an unrelated entity, Biotherapies Incorporated ("Biotherapies") to develop and commercialize a Mammastatin Serum Assay Test (the "MSA Test"). The joint venture operates as a Michigan Limited Liability corporation. The name of such entity is Biomedical Diagnostics, LLC, and is herein referred to as the "Joint Venture" or "JV". The Company also owns a six (6%) percent minority interest in Biotherapies.

The Company has no revenue from operations, is in a start-up phase with its existing assets and has no significant assets, tangible or intangible, other than the opportunities for the Joint Venture disclosed herein. The Company continues to have significant obligations with respect to the Joint Venture and Biotherapies. In order to complete its obligations, the Company will require additional financing. The Company expects to need to place additional securities with investors in registered offerings or exempt transactions in order to raise the capital required for its activities until such time as the Joint Venture and the Company can generate revenues from operations. None of the Company's current officers are employed directly by the Company. Although such officers are engaged substantially full-time for the Company, in accordance with Canadian practice, they are employed by the Company through a personal services holding company. The Company has three full-time persons engaged through the holding Company, and one other administrative employee, employed directly. (See Item 6:
"Executive Compensation").

There is no assurance that the Company will ever earn revenue, operate profitably or provide a return on investment to its security holders. The Company's activities to date have consisted primarily of efforts to raise funds; establish a joint venture relationship with Biotherapies for the manufacture and sale of the MSA Test; and acquire an equity interest in Biotherapies. As currently structured, the Company proposes to derive all its revenue from its 50% partnership in the Joint Venture. A critical part of the Company's business plan requires the Company to fund

50% of the cost to develop, manufacture, market and distribute the MSA Test. There can be no assurance that the Company will be able to successfully raise the capital required, when required, to meet its proportionate costs in the future. See "Risk Factors."

                              *    *    *    *    *

The MSA Test is a blood test to determine breast cancer risk through the detection and measurement of Mammastatin blood levels. Mammastatin is a naturally occurring human protein found in the blood of over 85% of healthy women and absent in the blood of over 90% of breast cancer patients. Clinical trials for the MSA Test ate scheduled to begin during the fourth quarter of 1999, and conclude prior to the end of the second quarter of 2000. The results of these trials will be submitted in an application to the United States Food and Drug Administration ("FDA") for approval of the MSA Test as a medical device. It is anticipated that this application will be submitted by the second quarter of 2000 with FDA action with respect to the application expected during the fourth quarter of 2000. Based on such timetable, the MSA Test is not expected to be launched in North America until the first quarter of 2001. The Company believes it has adequate current cash resources, if appropriately allocated, to continue operations as is for approximately 18 months. The potential insufficiency of funds is a significant risk factor.

In the event that the Joint Venture receives FDA approval to manufacture and distribute the MSA Test as a medical device, the MSA Test will be subject to continuing regulation by the FDA and certain state agencies, including routine inspection by the FDA and a host of regulatory requirements that generally apply to medical devices marketed in the United States, including labeling regulations, quality system regulations, the Medical Device Reporting regulation and the FDA's prohibitions against promoting products for an unapproved or "off-label" uses. Unanticipated changes in existing regulatory requirements or adoption of new requirements could have a materially adverse effect on BioLabs' business, financial condition and results of operations. BioMedical Diagnostics' failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, which could have a material adverse effect on the business, financial condition and results of operations of the Joint Venture and the Company.

Final product development, manufacturing, marketing, sales and distribution of the MSA Test is expected to require a significant amount of capital. Under the terms of the Joint Venture Agreement, each member of the Joint Venture is obligated to fund its 50% portion of additional capital requirements. The Company will require additional capital to meet such obligations. The Company intends to finance its portion of these expenses through the proceeds of the sales of securities by future private placements of securities or registered public offering transactions. In the event that the Company is unable to raise its 50% portion of Joint Venture expenses, the Company's interest in the Joint Venture may be reduced to 30%.

Under the terms of the Joint Venture Operating Agreement, as amended, the Company agreed to make $1,500,000 of capital contributions to the JV, all of which have been paid. The last $500,000 was paid on August 9, 1999. All amounts set forth herein are in U.S. Dollars. Further, under terms of the Joint
Operating Agreement, as amended, the Company agreed to make capital contributions totaling $3,500,000 to Biotherapies Inc. in connection with the ongoing development of products using the Mammastatin technology. In August, 1999, the Company paid $1,500,000 of this commitment, leaving a balance of $2,000,000 to be paid as follows:

                  a. $1,000,000 (to be used exclusively for the ongoing development of products utilizing the Mammastatin technology) within 60 days after completion by Biomedical Diagnostic LLC (the Joint Venture) of diagnostic clinical trials for some form of the Mammastatin Serum Assay in the United States.

                  b. $1,000,000 (to be used exclusively for the ongoing development of products utilizing the Mammastatin technology) within 30 days after the date that Biomedical Diagnostic LLC (the Joint Venture) first achieves in the aggregate $100,000 in gross revenue from any sale or license of the Mammastatin Serum Assay (post-completion of the diagnostic clinical trials).

Thus, as of October 28, 1999, the Company has contributed:

                  a. To Biomedical Diagnostics LLC - $1,500,000. This contribution completes the obligation to Biomedical Diagnostics;.

                  b. To Biotherapies Inc. - $1,500,000. A balance of $2,000,000 is payable under certain circumstances as set forth above.

Full  clinical  trials  for  Mammastatin  at the MD  Anderson  Cancer

Center in Houston, TX have commenced. In addition, the JV is making necessary arrangements to assemble and collect a large data base required for the MSA Test. However, revenues are not expected to be realized until clinical trials are completed, and FDA approval is granted, and marketing or licensing of the MSA test on a commercial basis is feasible. The Company is obligated to pay $2,500,000 to Biotherapies for exclusive on-going product development after the Joint Venture completes clinical trials and obtains necessary regulatory approvals for the manufacturing and marketing of some form of the MSA test in the United States. $500,000 of such amount was previously paid on August 9, 1999; $1,000,000 is due within 60 days of completion of diagnostic clinical trials; and the final $1,000,000 is due 30 days after the Joint Venture has achieved $100,000 or more in gross revenue, derived from any sale or license of the MSA and subsequent to the completion of the diagnostic clinical trials for some form of the MSA test in the United States.

         Although the Company is currently exploring licensing opportunities which would, if consummated, enable it to pay such sums to Biotherapies, when due, without future capital raise-ups, there can be no assurance thereof. The potential insufficiency of funds is a significant risk factor. The Company is unable to assure that sufficient funds will be available, when necessary, to meet its obligations to Biotherapies, or that such funds, if available, will be available on terms and conditions which are favorable to pre-existing investors in the Company. The failure of the Company to meet its obligations to Biotherapies, when due, can result in a dilution of the Company's interest in the Joint Venture.

Within fourteen (14) days after the Joint Venture obtains the regulatory approvals, the Company is required to issue Biotherapies 5% of the Company's total outstanding shares of all classes on a fully diluted basis. This amount, when incurred will constitute an additional investment cost in the Company's participation in the Joint Venture. The Company also intends to seek other commercial relationships relating to cancer therapy treatments and other biotechnology projects. There is no assurance that any such relationships will be established or, if established, that any such transactions or relationships will be profitable or effective for the Company. See BUSINESS - "Risk Factors".

The Company closed its convertible Preferred Share offering, on August 30, 1999, when it raised an additional $4,166,490. Of such amount, $1,000,000 was paid to the Joint Venture and $500,000 was paid to Biotherapies, each on August 9, 1999. After meeting all current obligations the Company currently has approximately

$1,400,000 of cash on hand, plus approximately $850,000 set aside in a separate trust account. No further contribution payments are due to Biotherapies or the Joint Venture until the Joint Venture reaches certain critical milestones. Based on the current status, Management believes that it has adequate current cash resources, if appropriately allocated, to continue current operations as is, for approximately 18 months. The Company's viability after 18 months is dependent on the achievement of certain commercialization goals and milestones by the Joint Venture, and, even then, continued viability may be dependent at least for the same undetermined period, on the Company's ability to attract additional investment capital from qualified individuals and institutions. Unless the Company is capable of securing an underwriter for a registered offering of its securities, management expects to restrict its future capital raising activities to qualified accredited investors and institutions.

Biotherapies-Background

The Company owns a limited six percent (6%)stock interest in Biotherapies. This discussion of Biotherapies is provided solely to educate the reader concerning the background of the Company's technical partner in the Joint Venture. The reader is cautioned not to confuse the activities or capacities of Biotherapies with those of the Company. The Company does not possess the technical expertise of Biotherapies.

Dr. Paul Ervin Jr., the founder of Biotherapies, has been a director of the Company in the past, but he did not stand for re-election at the Company's 1999 Annual General Meeting, and will instead accept a senior position on the Scientific Advisory Board for the Company.

Dr. Ervin had previously discovered the Mammastatin protein in 1987 at the University of Michigan Cancer Center (now known as the Karamasoff Cancer Center in Detroit, Michigan). Dr. Ervin observed that under certain laboratory conditions that Mammastatin decreased the growth rate of breast cancer cells.

During his Ph.D. training from 1987 to 1994, Dr. Ervin continued his research which resulted in the issuance of a patent to the University of Michigan in 1990, entitled Mammastatin Biochemical Characteristics. Dr. Ervin ultimately discovered that Mammastatin is a naturally occurring human protein that has been linked to the growth of normal mammary tissue layer cells in culture. Further, that Mammastatin can be identified in female blood serum and Mammastatin levels vary in the serum of healthy women during menstrual cycles. Additionally, preliminary research indicated that Mammastatin is a growth inhibitory protein that may be a normal regulator of breast cell growth which does not affect the growth of other cells. Mammastatin requires the addition of a phosphate group to be active. Cancer cells have an excess of the enzyme that removes the phosphate group. Mammastatin is not active and levels are low in over 90% of breast cancer samples analyzed; while it is active in all of the normal breast cells analyzed.

A gene for Mammastatin has since been isolated and identified. Dr. Ervin has been successful in cloning the gene and is now preparing for synthetic production for further research. In 1997, Biotherapies was given permission to administer natural Mammastatin to Stage IV breast cancer patients on a compassionate basis.

Biotherapies subsequently developed a quantitative assay for measuring Mammastatin in blood serum, known as the MSA test. The assay in all its forms is believed by management to be a viable system for measuring the quantity of Mammastatin protein in a liquid, and thereby provide a reliable indicator of the potential presence or likely absence of breast cancer cells.

The Joint Venture has been formed to commercialize the MSA test, subject to the FDA approval process. The Joint Venture envisions development of a "Kit" which would allow antibody based detection of the Mammastatin protein. Components of the Kit may include, in addition to antibodies and protein, substrates to develop color from the serum assay, membrane to immobilize serum proteins, an apparatus to perform the blot, a scanner to read the blot, and a software program and computer to interpret the blot. In this context, substrates refers to a substance or medium to be acted upon by the antibodies. The substrates will provide the foundation from which the quantification of Mammastatin levels may be carried out. Membrane refers to a thin pliable material that will be used as a filter to separate or immobilize serum proteins. Neither the MSA Test nor its component parts or the exact procedure to be followed has been finalized.

Through the Company's 50% ownership interest in the Joint Venture, the Company is partially funding the development of the MSA Test for breast cancer. Biotherapies provided certain intellectual property to the Joint Venture and also granted to the Joint Venture, the exclusive world wide rights to manufacture, market and distribute the MSA Test.

The manufacturing and sale of pharmaceuticals is a highly competitive industry dominated by a handful of large firms. As such, it is expected that the Joint Venture will not manufacture the MSA test kit in-house, but instead will sub-license these rights to a major pharmaceutical company. The Joint Venture has had preliminary discussions with two major pharmaceutical companies for potential sub-license agreements for the manufacture, distribution, and/or sale of the MSA Test.

The expected cost to bring the MSA Test to market will be determined, in part, by the terms and conditions of a potential sub-licensing agreements. The cost to introduce the MSA Test into the larger clinical diagnostic market is not pre-determinable and may far exceed the Company's current resources.

Acceptance of the MSA test by clinicians, pathologists, oncologists, physicians and their patients will depend on BioMedical Diagnostic's ability to (i) increase the level of awareness of Mammastatin ("MSA") Blood Test among women, as well as laboratories and physicians who are expected to order the MSA test;
(ii) educate both the general public and medical community regarding the benefits of early diagnosis of breast cancer with the MSA test; (iii) provide data demonstrating clinical correlations to disease diagnosis and outcomes detected by MSA tests; (iv) obtain third-party payor approval of and reimbursement for the MSA tests. Mammastatin Replacement Therapy

Biotherapies also holds the exclusive rights to patents pertaining to the use of Mammastatin as a therapeutic for breast cancer. The Company has no direct interest in Mammastatin as a therapeutic remedy, and will only participate in the commercialization thereof solely through its 6% ownership interest in Biotherapies.

Biotherapies Mammastatin therapeutic remedy has been approved by the FDA for their "Fast Track" program. Biotherapies has begun Phase I/II clinical trials at the M.D. Anderson Cancer Center, in Houston. The Mammastatin therapeutic clinical trials will, the Company anticipates, conclude no earlier than mid-2001 and FDA approval is expected to take at least another six to nine months. Accordingly, Mammastatin Replacement Therapy is not expected to be launched as a commercial product until mid-2002 or later.

The sale of pharmaceuticals is a highly competitive industry dominated by a handful of large firms. As such, it is expected that Biotherapies will sub-license the distribution, marketing and sales rights to its Mammastatin Replacement Therapy to a major pharmaceutical company. At present, Biotherapies is conducting a preliminary search of major pharmaceutical companies for potential sub-license agreements for the distribution, marketing and sale of the Mammastatin Replacement Therapy.

Involvement with University of Michigan

Biotherapies president, Dr. Paul Ervin, was the University of Michigan's principal investigative scientist with respect to Mammastatin. Biotherapies has sole proprietary licenses from the University of Michigan with respect to Mammastatin protein, and has patents pending for related product applications. The Company has no business or other relationship with the University of Michigan.

The Mammastatin technology, including the MSA Test is protected by two existing patents granted pursuant to Dr. Ervin's work at the University of Michigan. Biotherapies manages the patent process. Both Biotherapies and the Joint Venture intend to patent all practical patentable extensions of the existing technology.

In cooperation with the University of Michigan, Biotherapies has the following patents and licenses on the Mammastatin technology:

Exclusive license from the University of Michigan on all of the University's existing Mammastatin technology patents, subject to reimbursement of past patent costs ($15,000 per year) and royalties: 15% on any sub-license revenues, and 4% on any direct sales revenues.

Submittal of U.S. and international patent applications in October 1997, on behalf of the University of Michigan for:

         1. The DNA sequence that codes for Mammastatin.

         2. The synthetic reproduction of the Mammastatin protein.

Submittal of U.S. and international patent applications in 1998 by Biotherapies on behalf of the University of Michigan for:

         1. The Mammastatin blood testing methodology.

         2. Use of healthy human mammary tissues for Mammastatin production.

TABLE NO.   Mammastatin Patent and License Holders

 ------------------------------------------------------------------------------------------------------------------
 |    Patent Application             |  Patent Holder           |   Licensee       |     Exclusive         User   |
 |                                   |                          |                  |                              |
 |-----------------------------------|--------------------------|------------------|------------------------------|
 |                                   |                          |                  |                              |
 | 1. Mammastatin blood test (MSA)   |  University of Michigan  |   Biotherapies   |     Joint Venture            |
 | (submitted 1996; pending)         |                          |                  |                              |
 ------------------------------------------------------------------------------------------------------------------

 ------------------------------------------------------------------------------------------------------------------
 |                                   |                          |                  |                              |
 | 2. Mammastatin DNA sequence and   |  University of Michigan  |   Biotherapies   |     To Be Determined by      |
 | synthetic reproduction (submitted |                          |                  |     Biotherapies ("TBD")     |
 | 1996; pending)                    |                          |                  |                              |
 |-----------------------------------|--------------------------|------------------|------------------------------|
 | 3. Mammastatin method to treat    |  University of Michigan  |   Biotherapies   |     TBD                      |
 | breast cancer (submitted 1996;    |                          |                  |                              |
 | pending)                          |                          |                  |                              |
 |-----------------------------------|--------------------------|------------------|------------------------------|
 | 4. Mammastatin analog in other    |  University of Michigan  |   Biotherapies   |     TBD                      |
 |                                   |                          |                  |                              |
 | epithelial tissues (submitted     |                          |                  |                              |
 | 1999; pending)                    |                          |                  |                              |
 |-----------------------------------|--------------------------|------------------|------------------------------|
 | 5. Mammastatin analog in prostate |  University of Michigan  |   Biotherapies   |     TBD                      |
 | (submitted 1999; pending)         |                          |                  |                              |
 ------------------------------------------------------------------------------------------------------------------

Intellectual Property

The Mammastatin technology, including the MSA test is, in the opinion of management, covered by two patent applications filed in 1996. All patent applications have been assigned to the University of Michigan according to the terms of the licensing agreement for the Mammastatin technology between Biotherapies and the University of Michigan. Biotherapies manages the patent process. Both Biotherapies and the Joint Venture intend to patent any and all novel extensions of the existing technology.

There can be no assurance that the patent applications will ultimately be granted or that the patents, if granted, will fully protect Biotherapies, the Company, or the Joint Venture from other competition. Both Biotherapies and the Joint Venture will have to incur considerable costs in the future to obtain patent protection in other countries, if any protection can be obtained at all.

Foreign patent applications on the one granted U.S. Patent have been applied for in multiple jurisdictions throughout the world. Patent protection is limited in duration. The Mammastatin blood test ("MSA") patent pending licenced to the Joint Venture will, if granted, have a 20 year life. There is no assurance that any such patent protection will be issued, or that, if issued to Biotherapies, that it will adequately protect the Company or the Joint Venture.

Contributions to the Joint Venture/Governance

Under the terms of the Operating Agreement, Biotherapies' contribution to the Joint Venture is an exclusive, non-assignable, non-sub-licensable, royalty free world-wide sub-license to use all of Biotherapies' rights under the License Agreement with the University of Michigan, for the development, manufacturing, marketing and sale of the MSA test. The Joint Venture owns all improvements, including modifications and enhancements as well as any new product or material which performs substantially the same function as the MSA test, but does so through a different method or process.

So long as the Joint Venture remains in effect, the Company will be notified of any opportunities for the development or commercialization of any other diagnostic or screening test developed by Biotherapies.

The Joint Venture is managed by four committee members, two of whom were appointed by the Company and two appointed by Biotherapies. Each member has one vote. The committee has the power and authority to make all of the ordinary and usual decisions concerning the business of the Joint Venture, including the hiring of key officers. Tie votes are resolved by the President of Biotherapies, currently, Mr. Tom Trimmer.

The Joint Venture Management Committee must refer the sale or hypothecation of all or substantially all of the assets of the Joint Venture, capital expenditures or major commitments in excess of $250,000, non-arms-length transaction or issuance of any additional Joint Venture interests directly to the Joint Venture partners. As currently constituted, any such transaction requires the Company's consent.

The Joint Venture Agreement has no fixed term for expiry and both the Company and Biotherapies can engage in competing technologies or business to the MSA test. Either member of the Joint Venture may sell or encumber all or part of its interest in the Joint Venture to another party by first granting the non-selling member a 30 day right of first refusal.

Additional Capital Requirements of the Joint Venture

In the event that additional capital is required by the Joint Venture, each member of the Joint Venture is obligated to fund its 50% portion of the total requirements. The Company will require additional capital to fund its portion of such expenses. The Company is not aware as whether Biotherapies has the financial capacity to pay its portion of the Joint Venture expenses. Should either member of the Joint Venture fail to fund the shortfall within 60 days of the due date, the other member has the option to fund the shortfall and correspondingly dilute the non-funding member's ownership interest in the Joint Venture. The Company currently has no way of raising its portion of the Joint Venture capital otherwise than through the sale of securities by future private placements or registered public offering transactions. The Company is registering its Common Stock under the Exchange Act in order to facilitate the possibility of such future registered offerings. The Company may suffer significant dilution of its Joint Venture interest if it fails to meet its share of the Joint Venture Capital Requirements.

Subject to income tax regulations, and generally accepted accounting principles and practices, the Joint Venture intends to allocate Joint Venture profits or losses for each fiscal year in a manner that would cause each member's adjusted capital account balance at the end of the year to equal the amount that would be distributed to the members under a hypothetical liquidation of the Joint Venture. In determining hypothetical liquidation values, the Agreement presumes that all of the Joint Venture's assets would be sold at fair market value net of liabilities. The allocation of "profits" and "losses" within the Joint Venture is neither an accounting thereof, nor does it imply a distribution, but is only an internal bookkeeping system. With respect to distributions, see next paragraph. Except in the event of certain extraordinary transactions, the costs of this annual allocation are expected to be nominal, under $10,000 per annum.

It is intended that the Joint Venture will distribute operating cash flow, if any, each calendar quarter. Operating cash flow is the gross cash proceeds generated by the Joint Venture's operations less expenses, working capital, interest and principal payments on Joint Venture debt, capital asset purchases and contingencies, all as determined by the committee. Operating cash flow will also include a deduction for royalty payments due to the University of Michigan. Operating cash will not include a deduction for depreciation and amortization of capital equipment. There is no specific mechanism for operating cash flow, previously paid out, to be re-collected from the Joint Venture members.

The FDA Approval Process

The FDA approval process is being managed by Biotherapies, which has retained a team of expert regulatory and legal advisors. In 1997, the FDA accepted the Mammastatin proof of concept studies and approved the therapeutic product under the "Fast Track" program, under which new products of life threatening diseases can be approved in less than two years. The proof of concept study involved a sample of 1000 blood samples and correlated low Mammastatin levels with the incidence of breast cancer.

In 1998, Biotherapies received approval from the FDA to commence Phase I and II clinical trials at the University of Texas, MD Anderson Cancer Center in Houston, Texas. The trial protocols were completed in early 1999 and the program was started in May, 1999. Phase I and II clinical trials will utilize naturally produced Mammastatin and are likely to be completed in mid-2000. If Phase I and II are successful, Biotherapies will still have to complete one or more Phase III trials prior to obtaining FDA approval to commercially launch the product. Phase III trials will involve the use of recombinant or synthetic Mammastatin because of the limited production capability of natural Mammastatin. Phase III testing will primarily focus on long term safety and efficacy and may take several years.

In the United States, commercialization and sale of either therapeutic products or diagnostic/screening tests are subject to review and authorization procedures by the FDA. Generally, any proposed drug or medical device must pass each phase of a multi- phase process, designed to prove safety, efficacy and effectiveness over a sufficient sample. Regulatory authorities have a broad discretion when granting or denying approvals. There is no assurance that the MSA Test will be sanctioned for use. The FDA could impose additional product testing on the therapeutic, and in the case of the MSA test, may require additional testing. Any failure to obtain FDA approval for the MSA test, or to obtain it on a timely basis, can be significantly adverse to the Company, which would be left without products or revenues of any kind. As the Company is currently structured, it is entirely dependent on timely FDA approval of the MSA test, of which there is no assurance.

The MSA screening test will likely be subject to a less stringent trial process because it is not an in-vitro therapeutic, but rather a blood test. The Company anticipates that the duration of the test period will be approximately 6-9 months. The Joint Venture is currently in the process of reviewing the requirements governing the test under a 510K application or a PMA application with FDA. Under a 510K, the FDA would, if accepted, sanction the use of the test and approve limitations on the wording and terms of use of the product. A PMA (Pre Market Approval) application, if required, may necessitate more stringent testing in a controlled clinical environment. Biotherapies, on behalf of the Joint Venture, has identified the Toronto General Hospital Cancer Centre to conduct a 1000 sample range test and a subsequent correlation test utilizing a similar sample size.

The sample range test will consist of 500 healthy women and 500 breast cancer patients to determine normal Mammastatin ranges. Histories will be available for each patient. Measurement of Mammastatin levels will be made, and a determination as to whether the levels correspond with the patient history. The correlation test will consist of 1000 blood samples absent of patient history. The purpose of the correlation test is to seek to identify from blood samples only those patients who have tumors or breast cancer. The sample range and correlation tests are designed to prove the efficacy of the MSA screening test as a measurement and diagnostic tool.

The international jurisdictions in which the Joint Venture intends to market the MSA test have similar legislation and regulations governing the sale of the therapeutic products and cancer screening tests. Any failure to comply with these provisions could result in immediate cessation of sales and distribution activities.

Laws and regulations of the United States and other jurisdictions are subject to change. There can be no assurance that any such change would not adversely affect the Joint Venture, and the Joint Venture's proposed business. Any such new laws or change in regulations could have an adverse impact on the operations of the Company, and the Joint Venture's ability to obtain FDA approval for the MSA Test and its ability to operate its business.

Industry Overview

Despite a multiplicity of new drugs and advanced technologies, cancer remains one of the major causes of death in developed countries. For 1998, the American Cancer Society estimated new breast cancer incidence alone at 180,300 with 43,900 related deaths in the USA. Breast cancer is a leading cause of cancer mortality among women in the USA and the developed world. While the rate of incidence increase is greatest in women under age 50, most cases occur after age 50.

Breast cancer, like other cancers, is a disease of abnormal cell growth. Typically, the cells which line the milk producing ducts in the breast are the cells that become cancerous. These cells undergo a controlled cycle of growth and death during each menstrual cycle. The growth of these cells is thought to be stimulated by the action of steroid hormones such as estrogen and progesterone. Abnormal growth causes a dense accumulation of cells in a small area, which is the early formation of a tumor and quite possibly breast cancer. This abnormal growth or mutation, that ultimately leads to breast cancer, can be passed in a hereditary manner (believed to be approximately 10% of all cases) or may be caused by mutating environmental agents. Environmental agents that are thought to cause mutation include radiation, synthetic chemicals, pesticides and diets which generate a large amount of activated chemicals. Cancer incidence rates also increase dramatically with age. The aging population is associated with increasing health care expenditure for cancer diagnosis and management in the USA and worldwide.

In most cancer cases, the disease is first diagnosed via patient complaint, or discomfort, or the detection of lumps in abnormal tumor development.

In the past, cancer was primarily diagnosed via tissue biopsy, sample culture or x-ray, or mammography. Recent advances permit cancer detection through the identification of specific markers or screens in the body fluids of patients. Tumor markers or screening tests are defined as either substances or antibodies that can be measured quantitatively to detect the presence of a cancer. Such tests can also establish the extent of tumor growth before treatment, to predict prognosis, and to monitor therapeutic response.

The tumor marker and screening test industry has grown significantly over the past several years due to increased awareness of the benefits of early detection, and the FDA's reclassification of tumor marker tests as Class II devices, in September, 1996. The reclassification allows manufacturers to submit pre-market notification 510(K) to the FDA. The US market for immunoassay tumor marker and screening tests is believed to have been in excess of $200 million in 1998 for existing products, and is expected to continue to grow significantly. Current penetration rates in other developed countries are lower but are also expected to grow at similar, if not better, rates with increased awareness.

The Company believes that the MSA screening test will be functionally similar to the existing PSA test for prostrate cancer, in that it is an immunoassay test, utilizing blood serum, that screens for levels of a key growth inhibiting protein.

Competition

Competition to the Biotherapies proposed therapeutic product consists of more conventional treatments such as surgery, chemotherapy and radiation. In addition, several other non-invasive therapeutics also exist, which are manufactured and marketed by large multinational pharmaceutical companies. The industry is dominated by four large competitors with Abbot Laboratories having the major share (approximately 53%). The large companies are able to offer a wide variety of tests for different cancers, and offer instrumentation giveaways and other commercial incentives in exchange for test sales which the Company, as presently structured, would be unable to provide. Such industry leaders also have substantially greater resources, including capital and manpower, than the Company.

Additional competition through better or improved products may arise while Biotherapies completes its clinical trials. While the Company believes that Biotherapies' Mammastatin therapeutic has the potential to prove to be superior to other treatments currently in existence, there is no assurance thereof, or that the product will not face severe competition from existing products and procedures or other products and procedures developed in the future, which could significantly impact the Company's performance. The reclassification of tests by the FDA has resulted in a significant expansion in the number of new products submitted to the FDA for clearance.

Competition in the tumor marker and screening test immunoassay market is dependent primarily upon efficacy including, sensitivity of the test to a particular cancer type (i.e. the number of false readings).

Currently, management is not aware of any direct competition to the proposed MSA immunoassay screening test, but there can be no assurance that such competition will not develop in the near future.

History and Organization

The Company is a New York corporation which was incorporated on September 19, 1994, under the name Flexx Realm Inc. Flexx Realm was incorporated in September of 1994. Current management of the

Company was not then associated with the Company. To the best knowledge of such management, Flexx Realm did not carry on any tangible business at the time current management first became associated with the Company in 1996. The Joint Venture with Biotherapies was consummated in November of 1998. In anticipation of the current focus, the name was changed to BioLabs, Inc. on August 19, 1998. The Company began focusing on the biotechnology industry in 1998. In November, 1998, the Company entered into the Joint Venture with Biotherapies.

Employees

The Company is in the start-up phase of its operations, none of the Company's principal officers are employed directly by the Company. As of August, 1999, the Company had four full time employees, one employed in administration, and the three officers employed indirectly through the arrangement with Tynehead Capital.

RISK FACTORS

Lack of Prior Operations and Experience. The Company has no revenue from operations, is in a start-up phase with its existing assets and has no significant assets, tangible or intangible, other than the opportunities for the Joint Venture disclosed herein. There can be no assurance that the Company will generate revenues in the future. There is no assurance that the Company will be able to operate profitably in the future, if at all.

Need for Additional Financing. The Company continues to have significant obligations with respect to the Joint Venture and Biotherapies. In order to complete its obligations, the Company will require additional funding within approximately 18 months. Further, the Joint Venture may require additional operating capital by the year 2001, for which the Company and Biotherapies are required to contribute equally. The Company believes it has sufficient funds to carry its own expenses for approximately eighteen months or until the Joint Venture has reached the point of commercialization of the MSA Test. There can be no assurance that the Company will obtain additional financing for the Joint Venture's current and future operations or capital needs on favorable terms, if at all. If the Company fails to provide its proportionate share with respect to capital calls for the Joint Venture, its interest therein may be substantially diluted.

Uncertain Market/Government Regulations. Biotherapies' therapeutic product requires FDA approval in the USA and will likely undergo a series of long term clinical trials. The product will have to likely go through similar testing in foreign jurisdictions. The MSA test is also subject to successful completion of limited trials in the USA and requires standardization with respect to methods of use and packaging, subject to FDA approval. There can be no assurance that the tests and trials will ultimately be successful or that the product can be commercialized in its current form, or approved for use, in either the USA or any other foreign jurisdiction.

Dependence on One Product/FDA Approval. The size of the Company makes it unlikely that the Company will be able to commit its funds to other business opportunities, until and unless it has first succeeded in some way with the MSA Test, to which there is no assurance. Any failure to obtain FDA approval for the MSA test, or to obtain it on a timely basis, can be significantly adverse to the Company, which would be left without products or revenues of any kind. As the Company is currently structured it is entirely dependent on timely FDA approval of the MSA test, of which there is no assurance.

Reliance on Biotherapies and Dr. Ervin. As currently structured, the Company's potential for future success is completely dependent upon the Joint Venture, Biotherapies and Dr. Paul Ervin. No officer or director has any long term employment agreement. There can be no assurance that Dr. Ervin will remain associated with the Company.

Competition. Even if the MSA test can be successfully developed, and approved by the FDA, and marketed, the Company is likely to face intense competition from very large, well established firms in the medical and biotechnology industries. These entities typically have significantly more resources and well established track records. Many of these competitors are in a better position to attract clientele. The Company, Biotherapies and the Joint Venture will likely have to form alliances or further joint ventures in order to successfully penetrate the marketplace. There can be no assurance that a competitor will not develop similar or superior products nor that the Company will be successful in competing in the marketplace.

Other Interests of Management. The officers and directors, including Dr. Ervin, have other interests to which they may devote time and each may continue to do so, notwithstanding the fact that additional management time may be necessary to conduct the business of the Company.

History of Losses. The Company has incurred net losses of $1,007,958 and $191,118 for the fiscal years ended December 31,

1998 and 1997 respectively. There can be no assurance that the Company will operate profitably in the near future or at all.

Negative Net Worth. The Company had a negative net worth of $415,622 and $393,896 as at December 31, 1998 and 1997 respectively. There is no assurance that the Company will be able to attract the capital it needs for its current business opportunities given that negative Net Worth.

Negative Cash Flow. The Company has no current income or likely source of current income in the immediate future. Management and consulting fees, including legal and accounting fees, are currently costing the Company in excess of Seventy Thousand ($70,000) Dollars monthly. The Company will be required to place additional securities in new financings to make up for such negative cash flow. Such transactions may have a negative or depressing effect on the trading
prices    for    the    Company's    publicly-traded    securities.

Preferred Stock/Registration Requirements. From November of 1998 to August 30, 1999, the Company sold 2,000,000 shares of Convertible Preferred Stock to 19 persons. The Convertible Preferred Stock is convertible into Common Stock on a 1:1 basis. Under certain circumstances, the Company may be obligated to register the Common Stock underlying the Convertible Preferred Stock for resale by the holders, or the holders may otherwise become eligible to resell such shares without registration. The existence of the Common Stock underlying the Convertible Preferred, and/or any registration thereof, may have a negative or depressing effect on the trading prices for the Company's publicly-traded securities.

No Likelihood of Dividends. The Company has never paid any cash or other dividend on either its Common or Preferred Stock. At present, the Company does not anticipate paying dividends in the foreseeable future and intends to devote any earnings to the development of the Company's businesses. Investors who anticipate the need for income from their investment should refrain from purchasing the Company's Stock.

Lack of Listing. The Company's securities are traded on the NASD Bulletin Board. Continuation of such trading will be dependent, in part, on the Company's ability to timely file required reports under the Securities Exchange Act of 1934 in the future. The Bulletin Board is not a national securities exchange. The Bulletin Board does not provide holders of the Company's securities with the liquidity which would or could be available, if the Company's common stock were listed on a national securities exchange, or the NASDAQ electronic market.

Penny Stock. The Company may be subject to the SEC's "penny stock" rules if our common stock trades below $5.00 per share. These rules require the delivery prior to any penny stock transaction of a disclosure schedule explaining the penny stock market and all associated risks and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, which are generally defined as institutions or an investor with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with the spouse. For these types of transactions the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. In addition, broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our common stock which could severely limit its market price and liquidity.

Indemnification and Exclusion of Liability of Directors and Officers. So far as permitted by law, the Company's Certificate of Incorporation and By-Laws provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct. As a result of such provisions, stockholders may be unable to recover damages against the directors and officers of the Company for actions taken by them which constitute negligence or a violation of their fiduciary duties, which may reduce the likelihood of stockholders instituting derivative litigation against directors and officers and may discourage or deter stockholders from suing directors, officers, employees and agents of the Company for breaches of their duty of care, even though such action, if successful, might otherwise benefit the Company and its stockholders.

Item 2.  Management's Discussion and Analysis of Plan of Operation.

The Company is in a start-up phase with respect to its assets and operations. On November 11, 1998, the Company entered into the Joint Venture with Biotherapies. Management believes that revenues will not be generated by the Joint Venture prior to the year 2000, if then. Accordingly, the financial results of the last two fiscal years are not indicative of future years, if and when the Joint Venture begins to produce revenues. All amounts set forth are in U.S. Dollars.

In the next twelve months, the Company basically intends to monitor the clinical progress of the Joint Venture, stay attuned to commercial developments relating to the MSA Test in particular, and other medical/scientific bases for non-invasive cancer testing and therapy, and related areas, and explore one or more patented sublicense arrangements with established entities in the pharmaceutical and medical industry. The Company believes that it has sufficient funds to reach the point of commercialization, or to carry its own expenses for approximately eighteen months. The Company has no plans for the purchase or sale of any plants or significant equipment, and does not anticipate any significant change in the number of employees. The Company does not directly engage in research and development activities. The Joint Venture undertakes such activities. The Joint Venture is currently adequately funded, per the Company's contractual commitments for the research and development activities which it contemplates for the next twelve months.

Year Ended December 31, 1998 compared to Year Ended December 31, 1997

Results for the fiscal year ended December 31, 1998 ("FY 98") reflect a loss of $1,077,958 compared to a loss for the fiscal year ended December 31, 1997 ("FY 97") of $191,118. The greater loss incurred in FY 98 was primarily attributable to costs associated with the Company's start-up and organization activities related to the raising of capital to proceed with its investment in Biotherapies and the joint venture. Similar costs and activities are being incurred and undertaken in the current year.

General and administrative expenses for FY 98 were $1,080,811 compared to $191,118 for FY 97. The major general and administrative expenses for the Company were legal and accounting fees, management and consulting fees, and travel expenses. Legal and accounting expenses increased by $89,176 in connection with the Company's 504 offering, and the Biotherapies agreements. Listing and share transfer fees increased from a nil amount to $37,802 as the Company prepared for its listing on the Bulletin Board in February, 1999. Management and consulting fees increased by $625,656 from $112,176 for FY 97 to $737,832 for FY 98. The increase was primarily due to the Company's use of external consultants to investigate, evaluate, negotiate and finance the agreements with Biotherapies. Travel expenses also increased from $35,017 in FY 97 to $149,671 in FY 98, also related to the Company's activities associated with the completion of the joint venture with Biotherapies, and its capital raising and related activities.

Tynehead Capital Corp. supplied funds to the Company to maintain the Company's operations dating back to February, 1996, and prior to the time that the Company had raised funds from any third party. The notes reflecting such loans, dating back to 1996, were issued from time to time as made therein October of 1998. The Company at that time had no tangible assets or operations. The conversion figure of $0.25 was fixed before the Joint Venture Agreement was made, and was considered to be conservative and appropriate in light of the circumstances then existent.

Liquidity and Capital Resources. As of December 31, 1998, the Company had cash of $82,153 compared to $402 as of December 31, 1997. On December 31, 1998, the Company had a net working capital deficit of $1,346,248. However, $414,000 of this deficiency are preferred stock subscriptions (i.e. amounts received for Class A preferred stock where the shares were issued subsequent to December 31,
1998) and $872,500 is accrued liabilities which were converted to common stock equity in 1999. Accordingly, in the opinion of management such liabilities do not adversely impact cash flow. Without such liabilities, the net working capital deficit as of December 31, 1998 was $59,748. On December 31, 1997, the net working capital deficit was $393,896. Equity raised through the 504 offering increased net worth by approximately $847,000 after all expenses associated with the offering.

To date, the Company's cash requirements have exceeded cash flow. The Company has satisfied its capital needs primarily through debt and equity financing.

The Company's outstanding indebtedness as of December 31, 1998 was $40,132, represented by promissory notes payable to two companies controlled by officers and directors of the Company. Tynehead Capital Corp. supplied funds to the Company to maintain the Company's operations dating back to February, 1996, and prior to the time that the Company had raised funds from any third party. The notes reflecting such loans, dating back to 1996, were issued from time to time as made to October of 1998. The Company at that time had no tangible assets or operations. The notes are payable 30 days after demand, bear interest at prime plus 4%, and are convertible into shares of the Company at $.25 per share. The conversion figure of $0.25 was fixed before the Joint Venture Agreement was made, and was considered to be appropriate in light of the circumstances then existent. The Joint Venture Agreement and the progress made by the Joint Venture with respect to the MSA screening test followed the fixing of the conversion. The notes are secured by a security interest in and to all assets and book accounts of the Company. Subsequent to December 31, 1998, the Company's indebtedness has not changed.

The Company has material capital commitments under its Joint Venture with Biotherapies. The Company is unable to satisfy such needs without additional capital raising activities. The Company contemplates a future registered offering of its securities. The Company intends to file for such an offering only after the Joint Venture has achieved certain milestones. See "Subsequent Events."

Year 2000. The Company, after management review, has determined that all of its limited computer systems are Year 2000 compliant. The operating systems employed by the Company include Windows 98 and DOS, which are certified as compliant. The Company has determined that its ACCPAC accounting software is also compliant. The Company does not believe that computer systems failures attributable to Y2K will have any meaningful adverse effect on the Company's operations. See also Year 2000 discussion, below.

Comparison of the Six Months Ended June 30, 1999 to the Six Months Ended June 30, 1998.

Total operating expenses increased by $360,636 to $487,834 for the six months ended June 30, 1999, compared to $127,198 for the six months ended June 30, 1998. The major expenses for the Company in 1999 are legal fees, management and consulting fees, office and premises costs and travel. Legal fees increased by approximately $25,000 for costs related to the Company's Series A Convertible Preferred offering and its listing of its common shares and the registration of same. The increase in management and consulting fees increased by $193,306 due to the reflection of full costs associated with the executive staff and the use of external consultants to investigate, evaluate, negotiate and finance executive staff and the use of external consultants to investigate, evaluate, negotiate and finance the agreements with Biotherapies and the Joint Venture, and, to a lesser extent, to investigate other opportunities. Office and premises costs, in aggregate, increased by $77,797 as the Company established its corporate offices and undertook a comprehensive plan to close its Convertible Preferred Share offering, closed on August 30, 1999. Salaries and benefits reflect the hiring of one new clerical staff member.

The increase in travel and promotion of $34,142 is also related to the Company's capital raising and related activities, and business evolution and opportunity examination costs.

Results of Operations

The Company remains in a start-up phase with respect to its assets and operations. Management believes revenues will not be generated by the Company directly or through the Joint Venture prior to the middle of 2000. These financial statements are not indicative of future periods, if and when the Joint Venture or the Company begin to produce revenues.

Results for the six months ended June 30, 1999 reflect a loss from operations of $484,468 compared to a loss of $126,750 for the six months ended June 30, 1998. The loss for 1999 was greater than 1998 by $357,718 primarily as a result of increased start up activities and fund raising activities to fund the Company's Joint Venture investment.

Liquidity and Capital Resources

As of June 30, 1999, the Company had cash $321,345 compared to $121,575 at June 30, 1998. Improvement in the cash position was primarily due to additional funds received from the issuance of Series A Convertible Preferred Stock. (See also "Subsequent Events.")

Operating activities during the six months ended June 30, 1999 used $361,975 of cash compared to a use of $291,207 for 1998. This usage increase is primarily due to a greater loss for the six months in 1999, net of an increase in accounts payable and preferred stock subscription received.

Cash used for investing activities was $1,014,157 utilized for $14,157 of office
and  computer  equipment  and  $1,000,000   required  under  the  Joint  Venture
Agreement.

The Company generated a net amount of $1,615,324 from financing activities compared to $832,380 in 1998. $1,729,324 was generated from the issuance of 619,170 shares of Series A Preferred Stock at a price of $3.00 per share, net of commissions. In addition, $114,000 of Preferred Stock subscriptions on hand at the beginning of 1999 were converted to issued shares during the period. As of June 30, 1999, the Company's cash balances on hand were not sufficient to fund its operations and obligations for more than three months. (See "Subsequent Events.")

Subsequent Events

In July of 1999, the Company re-negotiated certain items of the Joint Venture Operating Agreement with Biotherapies Inc.

The main amendments to the Agreement are as follows:

1. Definition of milestone revised; "means the date that the Company first receives in the aggregate (not to be calculated on any particular periodic basis) $100,000 in gross revenue of any type derived from any sale or license of the Mammastatin Serum Assay and has completed the diagnostic clinical trials for some form of the Mammastatin Serum Assay in the United States.

2. In the event that the Company fails to meet its obligations to Biotherapies (as per the Operating Agreement - $2,000,000 after August 9,
      1999), then the Company shall retain an interest in the Joint Venture based on this formula:

                          BioLabs Capital Contributions
                          -----------------------------
                                  10,000,000                 =%

      In addition, BioLabs has a grace period of 180 days to rectify any capital obligation not met by the due date.

3. BioLabs to pay $1,000,000 to Biomedical Diagnostics LLC by August 9, 1999. This obligation has been met - payment made August 9, 1999.

4. BioLabs to pay $500,000 to Biotherapies by August 9, 1999. This obligation has been met - payment made August 9, 1999.

5. BioLabs to pay $1,000,000 to Biotherapies within 60 days after completion by Joint Venture of diagnostic clinical trials for some form of the Mammastatin Serum Assay in the United States.

6. BioLabs to pay additional $1,000,000 to Biotherapies Inc, within 30 days after the date that Joint Venture first achieves revenues.

In the period from June 30, 1999 to August 30, 1999 additional 1,388,830 Convertible Preferred Shares were placed by the Company with the same group of nineteen (19) investors who purchased the earlier traunche of the same securities. In all, a total of 2,000,000 shares were sold under this offering, to a total number of nineteen (19) investors.

Proceeds of the Company's Private Placement Offerings, net of commissions and costs have been applied by the Company solely to capital contributions to the Joint Venture with Biotherapies and payment of general operating expenses current and future.

Impact of the Year 2000 Issue
-----------------------------

The year 2000 Issue is the result of certain computer programs being written using two digits rather than four to indicate the applicable year. As a result, computer programs with date-sensitive software may incorrectly recognize a date using "00" as the year 1900 rather than the year 2000. Such an error could result in a system failure or miscalculations resulting in disruptions of operations, including a temporary inability to process normal business transactions or provide service to our customers.

The Company has undertaken a review of its own computer systems and applications to determine if significant problems exist with the operations of those systems as a result of the year 2000 Issue. As a result of that review, management does not expect that any modifications required to address Year 2000 problems will have a material impact on the Company's business, operations or financial condition.

The Company cannot guarantee that the systems of its vendors and suppliers will be Year 2000 compliant. However, based on surveys of such vendors and suppliers, management does not anticipate replacement or major modifications of any hardware or software components in its systems if third party supplied hardware and software is not Year 2000 compliant. Nevertheless, the Company may be required to install software updates to its systems and hardware. Management believes that any such needed software updates are currently available or will be available through normal software maintenance licenses.

The Company has not incurred material costs to date in its Year 2000 review process and does not anticipate that it will incur material expenses outside the normal course of business to modify systems or third party supplied systems to be Year 2000 compliant. However, its systems and third party systems may contain undetected errors or defects that may cause management to incur material costs and could result in a material adverse effect on its operations and financial condition. Based upon a current review, management has no reason to anticipate-ate any interruption of its business or material unexpected costs as a consequence of any Y2K computer.

Item 3.  Description of Property.

The Company maintains its executive offices in approximately 2000 square feet of space in Surrey, British Columbia, Canada, pursuant to a lease expiring on November 30, 2001. The Company has an option to renew the lease for an additional three years. Monthly lease payments are approximately Two Thousand Three Hundred ($2,300.00 USD) Dollars per month.

Item  4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth information known to the Company, as of August 2, 1999, regarding the beneficial ownership of the Company's voting securities by
(i) each of the Company's directors and executive officers, and (ii) all directors and executive officers of the Company as a group.

Except as indicated below, management is not aware of any individual or entity that owns 5% or more of the voting stock of the Company, unless otherwise indicated, each of the stockholders listed in the table below has sole voting and dispositive power with respect to shares beneficially owned by such stockholder.

     Name of             Common       Percent     Percent of Voting
Beneficial Owner(1)      Shares      of  Class       Ownership(2)
--------------------------------------------------------------------

E. Greg McCartney       440,000 (3)     5.4%            4.6%

Lawrence J. Pasemko     440,000 (3)     5.4%            4.6%

Albert Klychak          300,000 (3)     3.7%            3.1%

Dr. Ian B. Woods        390,000 (3)     4.8%            4.1%

Carol Patterson Neves     -----         ----            ----

Dr. Paul R. Ervin, Jr.    -----         ----            ----

All Directors and

Officers as a Group   1,570,000 (3)(4)1 9.3%           15.5%

Lutz Family Trust       310,000 (5)     3.8%            6.6%

----------------------------
(1) The address for each of Messrs. McCartney, Pasemko, Klychak, and Woods is c/o Company, Inc., Suite #1A, 3033 King George Highway, Surrey, BC, Canada, V4P 1B8.

(2) The percentage shown reflects voting ownership after taking into account the existing Class A Preferred Stock. None of the officers or directors owns any of the Class A Preferred Stock.

(3) Includes vested options to purchase Common Shares held by such officers and directors.

(4) Excludes unvested option shares held by Dr. Paul R. Ervin, Jr. Dr. Ervin is no longer a Director of the Company.

(5) The Trust also owns 310,000 shares of the Company's Convertible Preferred Stock, Class A.


Item 5. Directors, Executive Officers, Promoters and Control Persons.

The directors and executive officers of the Company are as follows:

Name                         Age                   Position
----                         ---                   --------
E. Greg McCartney            48     President, Chief Executive Officer and
                                    Chairman of the Board of Directors

Lawrence J. Pasemko          62     Chief Financial Officer, Secretary and
                                    Director

Albert Klychak               41     Vice President, Corporate Relations and
                                    Director

Dr. Ian B. Woods             55     Vice President, Operations and Director


Carol Patterson Neves        66     Director

E. Greg McCartney. Mr. McCartney has been the Company's President and Chief Executive Officer since 1995. In addition, he serves as Chairman of the Board for White Diamond Spirits Inc., an American distilled spirits importing company. From 1992 to 1995, Mr. McCartney was Vice President of Corporate Development at Advanced Gaming Technology Corp., a public company distributing and manufacturing electronic gaming equipment. Prior to 1992, Mr. McCartney was a founding partner in a number of private enterprises involved in the electronics industry, real estate and the automotive distribution business.

Lawrence J. Pasemko. Mr. Pasemko has been the Company's Chief Financial Officer and Secretary Treasurer since 1995. From 1992 to 1995, Mr. Pasemko was the CFO for Advanced Gaming Technology Corp., a public company which manufactured and distributed electronic gaming equipment. Prior to his employment with Advanced Gaming,

Mr. Pasemko was president of Supercart Pacific Wholesale (Canada) Inc., a private distribution business with operations throughout the Pacific Northwest and was President and General Manager of two Chrysler automobile dealerships located in British Columbia.

Dr. Ian B. Woods. Dr. Woods has been the Company's Vice President, Operations since February 1998. Dr. Woods is the senior founding partner of the Burke Mountain Medical Centre in Port Coquitlam, British Columbia, where he has conducted a general medical practice since 1977. He received his Ph.D. in Physics and his M.D. from the University of British Columbia. He completed his internship at the Royal Columbian Hospital. He has served on numerous medical advisory committees, is a director of ETC Industries Ltd. and President and director of Chill Tech Industries Inc.

Albert Klychak. Mr. Klychak has been the Company's Vice President, Corporate Relations since 1995 and is primarily responsible for investor relations. From 1993 to 1996, Mr. Klychak was the President and Director of Quinchak Enterprises Limited, a private company providing financing and investor relations services and management services for a private equity fund. From 1986 to 1993, he managed a private equity portfolio as an independent consultant.

Carol Patterson Neves. Ms. Neves was employed with Merrill Lynch, Pierce, Fenner & Smith for approximately 40 years prior to her retirement in 1996. From 1986 to 1996, Ms. Neves was the First Vice President/Senior Research Analyst:
Diversified Companies. Ms. Neves received her B.A. in Economics from Trinity College, her graduate certificate from Harvard Business School and her MBA from New York University. Ms. Neves was first elected to the Board on March 1, 1999, by the Board of Directors.

Each director holds office until the Company's annual meeting of stockholders and until his successor is duly elected and qualified. Officers are elected by the Board of Directors and hold office at the discretion of the Board of Directors. There are no family relationships between any of the directors or executive officers of the Company. All of the directors, other than Dr. Ervin and Ms. Neves were re-elected at a meeting of the stockholders held on July 31, 1998. Dr. Ervin and Ms. Neves were subsequently selected by the Board. Dr. Ervin has advised the Board of his intention not to stand for re-election, due to excessive time demands, but will instead accept a senior position on the Scientific Advisory Board for Company.

Item 6.    Executive Compensation.
           -----------------------

The Company is in the start-up phase of its business and operations and currently generates no revenues. None of the Company's principal officers are employed directly by the Company. However, Messrs. McCartney, Pasemko and
Klychak, through their respective holding companies, are parties to an employment agreement dated September 1, 1998, between Tynehead Capital Corp. and the Company. The Employment Agreement employs the Executives, as independent contractors, to provide described management services to the Company, including setting objectives, structures, time frames, identifying resources required and allocating and utilizing such resources. The Company pays a monthly management fee, subject to annual review, at $22,833 to Tynehead. That amount is subject to annual review for increases only. In addition, Tynehead may be entitled to an annual incentive management fee on the basis of the recommendations of the Board taking into account the financial performance of the Company and other relevant factors. The Board of Directors of the Company is currently controlled by the Executives. The Executives recognize this and expect that any recommendations concerning increase in Tynehead compensation or incentive compensation will require independent director recommendation, but no formal procedure for independent director review has been agreed upon or otherwise established as of this date.

During the year ended December 31, 1998, fees aggregating $173,200 was paid or was payable to Tynehead Capital Corp. in connection with management and administrative services provided by such executive officers and their respective holding corporations. The amount was divided equally among the three officers excepting automobile expenses, which were based on actual expenses incurred. Dr. Woods was not paid for his services in 1998.

The agreement provides that Messrs. McCartney, Pasemko and Klychak will not compete with the Company for a period of one year subsequent to termination. The enforcement of such non-compete clauses may be subject to challenge as against public policy.

Director Compensation Directors not otherwise employed by the Company did not receive cash compensation for serving on the Board of Directors during the fiscal year ended December 31, 1998. However, directors received stock options. See below.

Option and Award Plan On July 31, 1998, the stockholders approved the 1998 Stock Option Plan adopted by the Board of Directors of the Company. The plan provides for the grant of incentive stock options for up to 650,000 shares of Common Stock to those employees, officers, directors or consultants eligible under the Plan to receive stock options.

The Plan is administered by the Board of Directors or a committee thereof, which determines, among other things, those individuals who receive options, the time period during which the options may be partially or fully exercised, the terms of any restrictions, the number of shares of Common Stock issuable upon the exercise of each option, the exercise price and the expiration date, which date will not exceed ten years from the date of grant of the Option.

The exercise price per share of Common Stock subject to an incentive option may not be less than the fair market value per share of Common Stock on the date the option is granted, as determined by a formula contained in a standard stock option agreement. The maximum grant to any individual cannot exceed 5% of the total issued and outstanding Common Stock of the Company as of the date of the grant of the option.

No stock option may be transferred by a plan participant other than by will, or the laws of descent and distribution, and during the lifetime of the plan participant, the option can be only exercised by the plan participant. In the event of termination by death, retirement or the date a consultant ceases to be a consultant by termination of the contract in accordance with its terms, or ceases to be a director, the plan participant shall be entitled to exercise the option within ninety days of the termination date. Options expire immediately in all other instances. The plan administrator may amend the rules with respect to termination in special circumstances.

Options issued under the Plan must be exercised within ten years from the date the option is granted. All options granted under the Plan provide for the payment of the exercise price in cash or bank draft provided the plan participant delivers notice of intent to exercise speaking the number of options to be exercised.

In the event of a merger, amalgamation or other corporate arrangement, including but not limited to takeover, the Board of Directors may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under this plan will be treated, including the acceleration of time for the exercise of such rights.

Any unexercised options that expire or that terminate upon a participant ceasing to be employed by the Company become available again for issuance under the Plan.

As of August 2, 1999, the following options to purchase Common Stock have been granted to officers, directors and employees of the Company:

    Name                        Options Held          Exercise Price
    ----                        ------------          --------------
E. Greg McCartney                 90,000                $1.00
Lawrence J. Pasemko               90,000                $1.00
Albert Klychak                    90,000                $1.00
Dr. Ian B. Woods                  90,000                $1.00
Dr. Paul R. Ervin Jr.             50,000                $1.00
Other Employees                    5,000                $1.00

      Item 7. Certain Relationships and Related Transactions On May 4, 1997, the Company issued 3,000,000 common shares to companies controlled by officers and directors of the Company to settle debt of $120,000 ($.04 per Share). During 1998 the Company issued 3,000,000 additional common shares to companies controlled by officers and directors of the Company to settle debt of $347,395 ($.115 per Share). As of January 2, 1998, the Company, then known as Flexx Realm, Inc. had an indebtedness (accounts payable and notes payable) to Tynehead Capital Corp. (the management services company owned by the principal managers of the Company) of $193,406.20. At the same time, the Company had an indebtedness to a related entity - Sterling Gate Financial Corporation - for accounts payable and notes payable amounting to $153,988.63. Both sets of indebtedness were settled by conversion to equity, 1,670,200 Shares to Tynehead and 1,329,800 to Sterling Gate, or an aggregate of 3,000,000 Shares for the $347,395 of debt. The 575,000 Shares issued to Tynehead were redistributed to the accounts of certain officers and directors of the Company as follows:

On January 2, 1998, 200,000 shares of Common Stock of the Company were issued to Aspenwood Holdings Ltd., a company controlled by E. Greg McCartney, as settlement of outstanding debts and accounts ($23,160) owing from Tynehead to Aspenwood.

On January 2, 1998, 215,000 shares of Common Stock of the Company were issued to Supercart Pacific Wholesale (Canada) Inc., a company controlled by Lawrence J. Pasemko, as settlement of outstanding debts and accounts ($22,497) owing from Tynehead to Supercart.

On January 2, 1998, 100,000 shares of Common Stock of the Company were issued to Dr. Ian B. Woods, an officer and director of the Company, as settlement of outstanding debts and accounts ($8,635) owing from Tynehead to Dr. Woods.

On January 2, 1998, 60,000 shares of Common Stock of the Company were issued to Albert Klychak, an officer and director of the Company, as settlement of outstanding debts and accounts ($6,948) owing from Tynehead to Mr. Klychak.

Such issuances were made before there was a trading market in the securities of the Company. All of such stock issuances were related party transactions. No independent opinion as to the fairness of the issuances was obtained. No related party equity transactions occurred in 1999, and none are contemplated.

In addition all of the above persons rendered services in connection with the formation of the Company for which they received no cash compensation or other payment.

Item 8.  Description of Securities

The Company is authorized to issue One Hundred Million (100,000,000) shares of its Common Stock, $.0001 par value, of which 8,118,997 shares are outstanding as of November 10, 1999. The Company is also authorized to issue One Hundred Million (100,000,000) shares of its Preferred Stock, $.0001 par value, of which 2,000,000 shares are outstanding as of November 10, 1999.

Each outstanding share of Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the holders thereof at meetings of the stockholders. The holders of the Company's Common Stock have equal ratable rights to dividends from funds legally available, therefore, when, and if declared by the Board of Directors of the Company, and are entitled to a pro rata share, subject to preferences given to Preferred Stock holders, of all the assets of the Company available for distribution to holders of the Common Stock, upon liquidation, dissolution or winding up of the affairs of the Company. The holders of Common Stock do not have preemptive, subscription or conversion rights, redemption or any redemption or sinking fund provisions. All shares of Common Stock outstanding are fully paid and non-assessable.

Each holder of the Series A Convertible Preferred Stock, par value $0.0001, (the "Class A Stock") is entitled to receive, out of any funds legally available, noncumulative dividends at a rate of six percent (6%) per annum prior and in preference to any payment of any dividend on the Common Stock in each calendar year, and to participate pro rata with the Common Stock in any additional dividends. Dividends are paid when, as and if declared by the board. The dividend rights and preferences of the Class A Stock are senior to those of the Common Stock. The Company has never paid any dividends, and there is no likelihood that it will do so in the foreseeable future.

All of the Class A Stock is restricted as to retransfer. There is no liquid market for the securities. None is expected to develop. In certain events relating to liquidation, dissolution, consolidation or winding up of the Company holders of the Class A Stock are entitled to receive an amount equal to the original purchase price per share for the Class A Stock plus an amount equal to all declared but unpaid dividends thereon (the "Preference Amount"). After the full liquidation preference on all outstanding shares of the Class A Stock has been paid, any remaining funds and assets of the Company legally available for distribution to shareholders are distributed pro rata among the holders of the Class A Stock and the Common Stock on an "as-if-converted" basis. If the Company has insufficient assets to permit payment of the Preference Amount in full to all the Class A Stock shareholders, then the holders of the Class A Stock will receive lesser payments in proportion to the Preference Amount each such holder would otherwise be entitled to receive, without any distribution to the holders of the Common Stock.

The Company has rights to redeem all of the outstanding Class A Stock at any time. The redemption price is 110% of the initial purchase price of the Class A Stock plus all declared but unpaid dividends. Redemption is highly unlikely under current circumstances.

The holders of the Class A Stock have the right to convert its Class A Stock into shares of Common Stock at any time commencing one year after purchase. The Conversion Rate is one share of Class A Stock for one share of Common Stock. The holders and the Class A Stock also have information rights, demand and piggy-back registration rights, which ensure such holders that, under certain circumstances, the Company will be forced to register the underlying Common Stock for resale by the holders. The existence of such registration rights is a risk factor with respect to the Common Stock. All rights incident to a share of Class A Stock will terminate automatically upon any conversion of such share into Common Stock. The Conversion Rate of the Class A Stock into Common Stock is subject to adjustment based upon standard anti-dilution adjustment provisions from time-to-time.

                                  Company, INC.
                                   FORM 10 S-B
                             REGISTRATION STATEMENT

                                     PART II

Item  1. Market Price of and Dividends on the Registrants Common Equity.

Price Range of Common Stock

The Common Stock of the Company commenced trading on the OTC Bulletin Board on February 16, 1999, under the symbol "BILB". The following table sets forth, for the fiscal periods indicated, the high and low trading prices of a share of Common Stock as reported by the OTC Bulletin Board for periods on and subsequent to February 16, 1999, and solely in the pink sheets from September 1, 1999 to date. Such quotations reflect inter-dealer prices, without dealer mark-up, mark-down or commission and may not necessarily represent actual transactions.

                              High           Low
                              ----           ---

Fiscal Year 1999 to Date
1st Quarter                   $7.00          $3.50
2nd Quarter                   $4.625         $2.00
3rd Quarter                   $7.00          $2.50
4th Quarter to date:
 (October 28, 1999)           $4.50          $3.25

As of August 4, 1999, there are approximately 1200 holders of record of shares of such Common Stock. There is no market for the Registrant's Class A Convertible Preferred Stock. As of August 4, 1999, there are approximately 19 holders of record of shares of the Class A Convertible Preferred Stock. None of Class A Convertible Preferred Stockholders have converted. None are eligible to convert prior to November, 1999.

The Company has not paid dividends on the Common Stock or the Class A Preferred Stock since inception and does not intend to pay and dividends to its stock holders in the foreseeable future. The declaration of dividends in the future will be at the election of the Board of Directors and will depend upon the earnings, capital requirements, financial position of the Company, general economic conditions, and other factors the Board of Directors deems relevant.

Item 2.  Legal Proceedings.

None.  Not Applicable.
Item 3.  Changes in and Disagreements with External Auditors.

None.  Not Applicable.

Item 4.  Recent Sales of Unregistered Securities.

In the past three years, the Company has made the following sales of unregistered securities, all of which sales were exempt from the registration requirements of the Securities Act of 1933, as amended (the "Act"), pursuant to
Section 3(b) hereof or as otherwise indicated herein.

In August, 1998, the Company sold 960,000 shares of Common Stock at $1.00 per share (an aggregate of $960,000) to 181 non-accredited investors. The Company believes that each issuance and sale of such securities was exempt from registration pursuant to Section 3 (b) of the Act and/or Rule 504 promulgated thereunder. The Company filed a Form D relating to such transaction on August 1, 1998.

From November of 1998 to August 30 1999, the Company sold 2,000,000 shares of Convertible Preferred Stock to 19 persons. 1,388,830 of the Convertible Preferred Shares were placed by the Company with the same group of nineteen (19) investors who purchased the earlier traunche of the same securities. Proceeds of the Company's Private Placement Offerings, net of commissions and costs have been applied by the Company solely to capital contributions to the Joint Venture with Biotherapies, payments to Biotherapies (as per the JV Operating Agreement) and payment of general operating expenses current and future. The Company believes that such offerings are exempt from registration pursuant to Regulation D and Sections 3(b) or 4(2) of the Act as well as relevant exemptions in accordance with the Canadian Securities Laws and provincial authorities, including Section 74(2)(4) of the Securities Act (British Columbia) and 107(1)(d) of the Securities Act (Alberta).

All proceeds of the Company's private placement offerings, minus sales commissions not exceeding (10%) percent of the amount thereof, have been applied by the Company solely to capital contributions to the Joint Venture, other required capital commitments to Biotherapies and payment of general operating expenses. Except to the extent disclosed herein Item 6, "Executive Compensation", none of the proceeds were paid, directly or indirectly, to directors, officers, general partners of the Company, 10% shareholders or any of their affiliates (other than payments made to Biotherapies, which is an affiliate of Dr. Paul Ervin, a director of the Company).

Item 5.  Indemnification of Directors and Officers.

New York Law enables a corporation in its original certificate of incorporation, or an amendment thereto validly approved by the Board of Directors, to eliminate or limit personal liability of members of its Board of Directors for violations of a director's fiduciary duty of care. However, the elimination or limitation shall not apply where there has been a breach of the duty of loyalty, failure to act in good faith, intentional misconduct or a knowing violation of a law, or where an improper personal benefit is obtained. New York law permits a corporation to indemnify directors and officers with respect to any matter in which a director or officer acted in good faith and in a manner reasonably believed to be not opposed to the best interests of the corporation, and, with respect to any criminal action, had reasonable cause to believe the conduct was lawful.

The Company's Certificate of Incorporation includes the following language:

      The personal liability of directors to the corporation or its shareholders for damages for any breach of duty in such capacity is hereby eliminated except that such personal liability shall not be eliminated if a judgement or other final adjudication adverse to such director established that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that his acts violated Section 719 of the Business Corporation Law.

The Company's By-Laws include the following language:

Each director and officer of the corporation shall be indemnified by the corporation to the fullest extent permitted by law against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made a party by reason of his or her being or having been such director or officer, except in relation to matter as to which he or she shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.



                [The rest of this page intentionally left blank.]

                              Financial Statements
                              --------------------

The Financial Statements and Notes thereto can be found beginning on page FS-1 "Index to Financial Statements" following the signature page hereof.

                [The rest of this page intentionally left blank.]

                                  Company, INC.
                                   FORM 10 S-B
                             REGISTRATION STATEMENT

                                    PART III
                                    --------

Exhibits.
---------

3.1  Restated Certificate of Incorporation of Company, Inc. 2/9/99

3.2  Class A Convertible Preferred Stock definition. **

5.1O  pinion regarding legality of Shares.*

10.1 Abstract of Limited Liability Company Operating Agreement of BioMedical Diagnostics, LLC (Joint Venture Agreement)

10.2 Amended and Restated Joint Venture Agreement, dated as of November 4, 1998, and as amended through July 31, 1999.**

10.3  Management Services Agreement BioLabs, Inc. With Tynehead Capital Corp.**

21.1  Subsidiaries of Registrant: None.

27.1  Financial Data Schedule

Undertakings
------------

     Upon the effectiveness of this Form 10-SB, the Registrant undertakes to file all quarterly, annual and periodic reports required to be filed by the Company.


*    Filed with original filing on August 13, 1999.

**   Filed with the re-filing on October 8, 1999.

                                 SIGNATURE PAGE

           In accordance with Section 12 of the Securities Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

         BioLabs, Inc.

BY       /s/ E. Greg McCartney  E. Greg McCartney   Chief Ex.Officer/President
         ---------------------------------------------------------------------
         E. Greg McCartney           Name                   Title

DATE     November 12, 1999
         -----------------

BY       /s/ E. Greg McCartney
         ---------------------
         E. Greg McCartney, President, Chief Executive Officer and Chairman

DATE     November 12, 1999
         -----------------

BY       /s/ Lawrence J. Pasemko
         -----------------------
         Lawrence J. Pasemko, Chief Financial Officer, Secretary and Director

DATE     November 12, 1999
         -----------------

BY       /s/ Albert Klychak
         ------------------
         Albert Klychak, Vice President and Director

DATE     November 12, 1999

BY
         -------------------------------
         Dr. Ian B. Woods, Vice President and Director

DATE     November   , 1999
         -----------------

By
         -------------------------------
         Carol Patterson Neves, Director

Date     November   , 1999

                                  BIOLABS, INC.

                           (formerly Flexx Realm Inc.)

                            (a New York Corporation)

                          (a development stage company)

                              FINANCIAL STATEMENTS

                                  June 30, 1999



                       Unaudited - Prepared by Management



                        All figures are expressed in $USD

                                      FS 1

BioLabs, Inc.
BALANCE SHEET
(a development stage company)
(unaudited, prepared by management)

FOR THE SIX MONTHS ENDED:
June 30                                                   1999           1998
                                                       ----------     ----------
ASSETS
Current Assets
    Cash                                                  321,345        121,575
    Accounts receivable                                    18,970            121
    Prepaid expenses                                       22,833
                                                       ----------
                                                          363,148        121,696
Long term investments

    Biomedical Diagnostics LLC                          1,445,541
    Biotherapies Incorporated                             420,000        420,000
Office equipment                                           19,980
Incorporation costs                                           883          2,647
                                                       ----------     ----------
                                                        2,249,552        544,343
                                                       ----------     ----------
LIABILITIES
Current liabilities
    Accounts payable & accrued liabilities                202,145         61,635
    Common stock subscriptions                                           484,986
    Preferred stock subscriptions                          30,000
    Promissory notes payable - related parties             40,132        170,973
                                                       ----------     ----------
                                                          542,277        717,594
                                                       ----------     ----------
SHAREHOLDER'S EQUITY (Deficiency)
Preferred stock  par value $.0001

    Authorized: 100,000,000 shares
    Issued: 1999 - 619,170  1998 - nil                         62
Common stock   par value $.0001
    Authorized: 100,000,000 shares
    Issued:   1999 - 8,119,036                                812            618
              1998 - 6,176,536
Additional paid-in capital                              3,845,999        475,594
Accumulated deficit                                    (2,139,598)      (649,463)
                                                       ----------     ----------
                                                        1,707,275       (173,251)
                                                       ----------     ----------
                                                        2,249,552        544,343
                                                       ----------     ----------

The accompanying notes are an integral part of these financial statements

All figures are expressed in $USD
---------------------------------
                                      FS 2

BioLabs, Inc.

STATEMENT OF OPERATIONS AND DEFICIT
(a development stage company)
(unaudited, prepared by management)

                                                                                           ----------------------
                                                                                           |Total from Inception|
FOR THE SIX MONTHS ENDED:                                                                  |(September 19, 1994 |
June 30                                                1999            1998                | to June 30, 1999)  |
-------                                               -----           -----                |--------------------|
                                                                                           |                    |
                                                                                           |                    |
EXPENSES                                                                                   |                    |
    Automobile                                    $     2,676      $     4,903             |   $    39,674      |
    Depreciation & amortization                         3,921              882             |        10,973      |
    Interest & bank charges                             1,089            6,677             |        12,436      |
                                                  -----------      -----------             |   -----------      |
    Legal & accounting                                 58,215           20,777             |       213,347      |
                                                  -----------      -----------             |   -----------      |
    Listing & share transfer fees                       4,693                -             |        42,495      |
    Management & consulting fees                      273,287           79,981             |     1,390,903      |
    Office & miscellaneous                             64,653              937             |        83,899      |
    Premises costs                                     14,076                -             |        17,272      |
    Salaries & benefits                                 9,175                -             |         9,175      |
    Telephone                                           9,884            1,018             |        18,737      |
    Travel & promotion                                 46,165           12,023             |       252,447      |
                                                  -----------      -----------             |   -----------      |
                                                      487,834          127,198             |     2,091,358      |
                                                  -----------      -----------             |   -----------      |
                                                                                           |                    |
LOSS BEFORE OTHER INCOME                             (487,834)        (127,198)            |    (2,091,358)     |
    Interest & miscellaneous income                     3,366              448             |         6,219      |
    Equity loss of Biomedical Diagnostics LLC         (54,458)         (54,458)            |                    |
                                                                                           |                    |
NET LOSS                                             (538,927)        (126,750)            |    (2,139,597)     |
                                                                                           |                    |
DEFICIT, BEGINNING OF PERIOD                       (1,600,671)        (522,713)            |             -      |
                                                                                           |                    |
DEFICIT, END OF PERIOD                            ($2,139,598)       ($649,463)            |   ($2,139,597)     |
                                                                                           |                    |
LOSS PER COMMON SHARE                                  ($0.07)          ($0.02)            |                    |
                                                                                           ----------------------

The accompanying notes are an integral part of these financial statements

All figures are expressed in $USD
---------------------------------
                                      FS 3

BioLabs, Inc.
STATEMENT OF CASH FLOW
(a development stage company)
(unaudited, prepared by management)

                                                                                     Total from Inception
FOR THE SIX MONTHS ENDED:                                                            (September 19, 1994
June 30                                                   1999           1998        to June 30, 1999)
-------                                                   ----           ----        -----------------
Cash flows from operating activities:
  Net Loss                                           ($  538,927)     ($  126,750)     ($2,139,598)
  Adjustment to reconcile net loss to cash
  used in operating activities:
    Depreciation & amortization                            3,921              882           10,973
    Equity in loss of Biomedical Diagnostics LLC          54,459                            54,459
    Change in operating assets & liabilities             118,572         (165,339)       1,600,368
                                                     -----------      -----------      -----------
                                                        (361,975)        (291,207)        (473,798)
                                                     -----------      -----------      -----------
Cash flows from investing activities:
  Capital expenditures on equipment                      (14,157)              --          (23,018)
  Purchase of shares in Biotherapies Inc.                     --         (420,000)        (420,000)
  Investment in Biomedical Diagnostics LLC            (1,000,000)              --       (1,500,000)
                                                     -----------      -----------      -----------
                                                      (1,014,157)        (420,000)      (1,943,018)
                                                     -----------      -----------      -----------
Cash flows from financing activities:
  Common stock issued for cash                                --          347,394          708,837
  Preferred stock issued for cash                      1,615,324               --        1,615,324
  Common stock subscriptions received                         --          484,986               --
  Preferred stock subscriptions received                      --               --          414,000
                                                     -----------      -----------      -----------
                                                       1,615,324          832,380        2,738,161
                                                     -----------      -----------      -----------

Net increase in cash                                     239,192          121,173          321,345

Cash:
  Beginning of period                                     82,153              402               --
                                                     -----------      -----------      -----------
  End of period                                      $   321,345      $   121,575      $   321,345
                                                     -----------      -----------      -----------
Non Cash Financing and Investing Activities:
  Common stock issued to settle debt and
  Accounts Payable                                   $   932,500      $   347,395      $ 1,399,895
                                                     ===========      ===========      ===========

The accompanying notes are an integral part of these financial statements

All figures are expressed in $USD
---------------------------------
                                      FS 4

BIOLABS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY

JUNE 30, 1999

                                        Common Stock                         Preferred Stock
                                   --------------------     Additional      ---------------------      Accum-         Total
                                   Number of                 Paid in         Number of                 ulated      Stockholders'
                                    Shares      Amount       Capital          Shares      Amount       Deficit        Equity
-------------------------------------------------------------------------------------------------------------------------------
Issue of common stock on
 organization of the company       8,816,992    $8,817     $        --            --    $       --   $       ---    $     8,817

Net loss                                  --        --              --            --            --      (147,192)      (147,192)
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995         8,816,992     8,817              --            --                    (147,192)      (138,375)

Consolidation of shares in
 November on a 50 for 1 basis     (8,640,456)   (8,799)          8,799            --            --            --             --

Net loss                                  --        --              --            --            --      (184,403)      (184,403)
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996           176,536        18           8,799            --            --      (331,595)      (322,778)

Issue of common stock for
 settlement of debt                3,000,000       300         119,700            --            --            --        120,000

Net loss                                  --        --                            --            --      (191,118)      (191,118)
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997         3,176,536       318         128,499            --            --      (522,713)      (393,896)

Issue of common stock for
  settlement of debt               3,000,000       300         347,095            --            --            --        347,395

Issue of common stock for
  cash                             1,010,000       101         708,736            --            --            --        708,837

Net loss                                  --        --              --            --            --    (1,077,957)    (1,077,957)
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31,1998          7,186,536       719       1,184,330            --            --    (1,600,670)      (415,621)

Issue of preferred stock for cash         --        --       1,729,262       619,170            62            --      1,729,324

Issue of common stock for
  settlement of debt                 932,500        93         932,407            --            --            --        932,500

Net loss                                  --        --              --            --            --      (538,928)      (538,928)
-------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1999             8,119,036       812     $ 3,845,999       619,170          $ 62   $(2,139,598)   $ 1,707,275
===============================================================================================================================

The accompanying notes are an integral part of these financial statements.

All figures are expressed in $USD
                                      FS 5

                                  BioLabs, Inc.
                          Notes to Financial Statements
                       (Unaudited, prepared by management)
                       (All figures are expressed in $USD)

Note 1.  Summary of Significant Accounting Policies

These financial statements are unaudited and reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating assets for the interim periods.

The financial statements as of December 31, 1998, are derived from audited financial statements. These financial statements should be read in conjunction with the financial statements and accompanying notes contained in the Company's financial statements for the fiscal year ended December 31, 1998. The results of operations for the six months ended June 30, 1999, are not necessarily indicative of the results that will be achieved for the entire fiscal year ending December 31, 1999.

The financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values as shown in these financial statements should the Company be unable to continue as a going concern. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financial arrangements and the continuing support of its creditors.

Note 2.  Supplemental Cash Flow Disclosures

On January 26, 1999, and February 15, 1999, the Company issued common stock in non-cash transactions described in note 3.

Note 3.  Equity Transactions

On January 26, 1999, in a non-cash transaction, the Company issued 60,000 shares of common stock in exchange for $60,000 of investor relations services provided by an unrelated party.

On February 15, 1999, in a non-cash transaction, the Company issued 872,500 shares of common stock through a negotiated agreement to convert $872,500 of outstanding accounts payable into equity of the Company. The creditors are unrelated parties to the Company.

During the six months ended June 30, 1999, the Company issued 619,170 shares of series A Convertible Preferred stock to 17 persons for $3.00 per share. The Company believes that such offerings are exempt from registration pursuant to Regulation D and Sections 3(b) or 4(2) of the Act as well as relevant exemptions in accordance with the Canadian
                                      FS 6

Securities Laws and provincial authorities, including Section 74(2)(4) of the Securities Act (British Columbia) and 107(1)(d) of the Securities Act (Alberta).

All proceeds of the Company's private placement offerings, net of commissions, have been applied by the Company solely to capital contributions to the JV with Biotherapies, certain other capital commitments to Biotherapies and payment of general operating expenses.

Note 4.    Related Party Transactions

Pursuant to a management agreement dated September 1, 1998 between Tynehead Capital Corp. and the Company, during the six months ended June 30, 1999, fees aggregating $136,998 were paid or were payable, for the six months ended June 30, 1999, to Tynehead Capital Corp. in connection with management and administration services provided by Messrs. McCartney, Pasemko and Klychak, through their respective holding corporations. The amounts are divided equally among the three executive officers excepting automobile expenses which were based on actual expenses incurred.

Note 5.  Capital Contribution Requirements

Under the terms of the original and subsequently amended Joint Venture Operating Agreement, the Company agreed to contribute;

a.    $1,500,000 to Biomedical Diagnostics LLC (the Joint Venture)

b.    $3,500,000 to Biotherapies Inc.

As of October 28, 1999, the Company has contributed;

a. To Biomedical Diagnostics LLC - $1,500,000 This contribution completes the obligation to Biomedical Diagnostics.

b.    To Biotherapies Inc. - $1,500,000

      A balance outstanding of $2,000,000 is payable under terms of the amended Operating Agreement as outlined below under "Subsequent Events".

In addition to the foregoing, under terms of the Joint Venture Agreement, BioLabs is obligated to issue 5% of its total outstanding shares of all classes on a fully diluted basis, to Biotherapies within 14 days after Biomedical Diagnostics LLC obtains the necessary regulatory approvals for the manufacturing and marketing of some form of the MSA test in the United States.

                                      FS 7

(All figures are expressed in $USD)

Note 6.    Stock Subscriptions

Common and Preferred stock subscriptions are recorded when cash is received, in advance of the issuance of shares. Said cash is held by the Company until the subscription documents are verified as to completeness and correctness, and until the share certificates have been issued.

Subsequent Events

In July of 1999, the Company re-negotiated certain items of the JV Operating Agreement between BioLabs, Inc. and Biotherapies Inc.

The main amendments to the Agreement are as follows:

1. Definition of milestone revised; "means the date that the Company first receives in the aggregate (not to be calculated on any particular periodic basis) $100,000 in gross revenue of any type derived from any sale or license of the Mammastatin Serum Assay and has completed the diagnostic clinical trials for some form of the Mammastatin Serum Assay in the United States."

2. In the event that BioLabs fails to meet its obligations to Biotherapies (as per the Operating Agreement - $2,000,000 after August 9, 1999), then BioLabs shall retain an interest in Biomedical Diagnostics LLC based on this formula:

            BioLabs Capital Contributions

                     10,000,000                   = % interest retained

      In addition, BioLabs has a grace period of 180 days to rectify any capital obligation not met by the due date.

3. BioLabs to pay $1,000,000 to Biomedical Diagnostics LLC by August 9, 1999. This obligation has been met - payment made August 9, 1999.

4. BioLabs to pay $500,000 to Biotherapies Inc. by August 9, 1999. This obligation has been met - payment made August 9, 1999.

5. BioLabs to pay $1,000,000 to Biotherapies Inc. within 60 days after completion by Biomedical Diagnostics LLC of diagnostic clinical trials for some form of the Mammastatin Serum Assay in the United States.

6. BioLabs to pay additional $1,000,000 to Biotherapies Inc. within 30 days after the date that Biomedical Diagnostics LLC first achieves the milestone.

(All figures are expressed in $USD)
                                      FS 8

In the period from June 30, 1999, to August 30, 1999, an additional 1,388,830 Convertible Preferred Shares were placed by the Company with the same group of nineteen (19) investors who purchased the earlier traunche of the same securities. In all, a total of 2,000,000 shares were sold under this offering, to a total number of nineteen (19) investors.

Proceeds of the Company's Private Placement Offerings, net of commissions and costs have been applied by the Company solely to capital contributions to the Joint Venture with Biotherapies, payments to Biotherapies (as per the JV Operating Agreement) and payment of general operating expenses current and future.

Impact of the year 2000 Issue

The year 2000 Issue is the result of certain computer programs being written using two digits rather than a four to indicate the applicable year. As a result, computer programs with date-sensitive software may incorrectly recognize a date using "00" as the year 1900 rather than the year 2000. Such an error could result in a system failure or miscalculations resulting in disruptions of operations, including a temporary inability to process normal business transactions to provide service to our customers.

BioLabs has undertaken a review of its own computer systems and applications to determine if significant problems exist with the operations of those systems as a result of the Year 2000 Issue. As a result of that review, management does not expect that any modifications required to address Year 2000 problems will have a material impact on the Company's business, operations or financial condition.

BioLabs cannot guarantee that the systems of its vendors and suppliers will be Year 2000 compliant. However, the number of vendors, customers, and suppliers is negligible at this time, hence the Year 2000 Issue will not create an impact on the Company's operations.

BioLabs has not incurred material costs to date in its Year 2000 review process and does not anticipate that it will incur material expenses outside the normal course of business to modify systems if third party supplied systems to be Year 2000 compliant.

(All figures are expressed in $USD)
                                      FS 9

                           Biomedical Diagnostics, LLC
                                  Balance Sheet
                               As of June 30, 1999

                                              June 30, 1999
                                              -------------
ASSETS
     Current Assets
         Checking/Savings
              AA Commerce Bank Checking         253,515.05
              Loans to Biotherapies              50,000.00
                                                ----------
         Total Checking/Savings                 303,515.05
                                                ----------

         Total Current Assets                   303,515.05

         Fixed Assets
              Laboratory Equipment               72,417,78
              Leasehold Improvements             40,355.00
              Office Equipment
                  Computers                       9,876.82
                  Furniture-Lease                 1,009.70
                  Furniture/Equipment               944.46
                  Office Equipment-Other          2,102.50
                  Software                          578.53
                                                ----------
              Total Office Equipment             14,512.01
                                                ----------
         Total Fixed Assets                     127,284.79
                                                ----------

TOTAL ASSETS                                    430,799.84
                                                ==========
LIABILITIES & EQUITY
     Liabilities
         Long Term Liabilities
              Loan Payable                       39,717.00
         Total Long Term Liabilities             39,717.00
     Total Liabilities                           39,717.00

     Equity
         Capital Stock
              Capital-BioLabs                   500,000.00
                                                ----------
         Total Capital Stock                    500,000.00
         Net Income                            -108,917.16
                                                ----------
     Total Equity                               391,082.84
                                                ----------

TOTAL LIABILITIES & EQUITY                      430,799.84
                                                ==========

(All figures are expressed in $USD)
                                      FS 10

                           Biomedical Diagnostics, LLC
                                 Profit and Loss
                            January through June 1999

                                                                      Jan - Jun 1999
                                                                      --------------
Income                                                                      0.00
Expense
     Bank service charges                                                  21.18
     Conferences and seminars                                           3,640.00
     Dues and subscriptions                                                95.00
     Insurance
       Health                                                             267.58
       Liability Insurance                                               -297.00
       Insurance-Other                                                  3,423.00
                                                                      ----------
     Total Insurance                                                    3,393.58
     Laboratory supplies
       Antibody production                                                 77.36
       Assay relate                                                       952.96
       Laboratory supplies-Other                                       10,124.60
     Total Laboratory supplies                                         11,154.92
     Licenses and permits                                                  70.00
     Miscellaneous                                                      5,809.10
     Office Services                                                      483.12
     Office Supplies                                                    1,433.58
     Payroll expenses
       Gross wages                                                     53,335.40
                                                                      ----------
     Total Payroll Expenses                                            53,335.40
     Payroll taxes
       FICA                                                             4,080.15
       MESC                                                               256.50
     Total Payroll taxes                                                4,336.65

     Postage and delivery                                                  39.60
     Professional Fees
       Contract labor                                                   1,200.00
       Management Consulting                                            7,300.00
       Marketing/PR                                                     4,800.00
       Payroll processing                                                 136.80
                                                                      ----------
     Total Professional Fees                                           13,436.80
     Rent
       Rent-Ann Arbor                                                   6,300.00
       Security deposit                                                 1,400.00
                                                                      ----------
     Total Rent                                                         7,700.00
     Telephone                                                            548.51
     Travel and entertainment
       Airfare                                                          1,993.50
       Lodging                                                            212.15
       Meals                                                              518.21
       Travel                                                             356.62
                                                                      ----------
     Total Travel and entertainment                                     3,080.48
     Utilities
       Gas and electric                                                   339.24
                                                                      ----------
     Total Utilities                                                      339.24
                                                                      ----------
Total Expense                                                         108,917.16
                                                                      ----------
Net Income                                                           -108,917.16
                                                                      ==========

(All figures are expressed in $USD)
                                      FS 11

                                  BIOLABS INC.
                           (formerly Flexx Realm Inc.)
                            (a New York Corporation)
                          (a development stage company)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1998


--------------------------------------------------------------------------------

1        Auditors' Report
2        Statement of Operations and Deficit
3        Balance Sheet
4        Statement of Stockholders' Equity
5        Statement of Cash Flows
6        Notes to the Financial Statements

--------------------------------------------------------------------------------

                                     FS 12

AUDITORS' REPORT

To the Directors of

BIOLABS INC. (formerly Flexx Realm Inc.)

We have audited the accompanying balance sheet of Biolabs Inc. (A New York Corporation) as at December 31, 1998 and the related statements of operations and deficit and changes in cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1998 and the results of its operations and the changes in its cash flows for the year then ended in accordance with generally accepted accounting principles.

The prior year financial statements were audited by other auditors who expressed their opinion without reservation in their report dated March 19, 1998.

"LDMB"

Chartered Accountants

Langley, Canada
January 22, 1999

                                     FS 13

BIOLABS INC.
(formerly Flexx Realm Inc.)
(a New York Corporation)
(a development stage company)

STATEMENT OF OPERATIONS AND DEFICIT
(U.S.$)
---------------------------------------------------------------------------------------------------------------------------
                                                                                                              Total from
                                                                                                               inception
                                                                                                            (September 19,
                                                                                                               1994) to
                                                                                                             December 31,
FOR THE YEARS ENDED DECEMBER 31,                            1998               1997            1996              1998
---------------------------------------------------------------------------------------------------------------------------
REVENUE                                                $             -   $            -   $             -   $            -
---------------------------------------------------------------------------------------------------------------------------
EXPENSES
     Amortization                                                1,763            1,763             1,763            7,052
     Automobile                                                 16,650           11,650             8,698           36,998
     Interest and bank charges                                   3,136            8,088               123           11,347
     Legal and accounting                                      109,180           20,005            25,948          155,132
     Listing and share transfer fees                            37,802         -                 -                  37,802
     Management and consulting fees                            737,832          112,176           123,315        1,117,616
     Office and miscellaneous                                   15,462              772             1,875           19,246
     Rent                                                        3,196         -                 -                   3,196
     Telephone                                                   6,118            1,648             1,087            8,853
     Travel and promotion                                      149,671           35,017            21,594          206,282
---------------------------------------------------------------------------------------------------------------------------
                                                             1,080,810          191,119           184,403        1,603,524
---------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE OTHER INCOME                                    (1,080,810)        (191,119)         (184,403)      (1,603,524)
     Interest and miscellaneous income                           2,853                -                 -            2,853
---------------------------------------------------------------------------------------------------------------------------
NET LOSS                                                    (1,077,957)        (191,119)         (184,403)      (1,600,671)

DEFICIT, BEGINNING                                            (522,714)        (331,595)         (147,192)               -
---------------------------------------------------------------------------------------------------------------------------
DEFICIT, ENDING                                        $    (1,600,671)  $     (522,714)  $      (331,595)  $   (1,600,671)
---------------------------------------------------------------------------------------------------------------------------
LOSS PER COMMON SHARE (Note 7)                         $             0.17             $   0.09          $   1.04
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                                     FS 14

BIOLABS INC.
(formerly Flexx Realm Inc.)
(a New York Corporation)
(a development stage company)

BALANCE SHEETS
(U.S.$)
-------

-----------------------------------------------------------------------------------------------------------------------------
DECEMBER 31,                                                                    1998              1997             1996
-----------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
         Cash                                                              $     82,153       $       402       $         -
         Accounts receivable                                                          -               288                 -
         Prepaid expenses                                                        10,000                 -                 -
-----------------------------------------------------------------------------------------------------------------------------
                                                                                 92,153               690                 -
Long-term investment in:
         Biomedical Diagnostics LLC (Note 2)                                    500,000                 -                 -
         Biotherapies Incorporated - shares (6%)                                420,000                 -                 -
Office equipment (Note 3)                                                         8,861                 -                 -
Organizational expense                                                            1,765             3,528             5,291
-----------------------------------------------------------------------------------------------------------------------------
                                                                           $  1,022,779       $     4,218       $     5,291
=============================================================================================================================
LIABILITIES
Current Liabilities
         Accounts payable and accrued liabilities                          $    984,269       $   276,599       $   328,069
         Preferred stock subscriptions (Note 8)                                 414,000                 -                 -
         Promissory notes payable - related parties (Note 4)                     40,132           121,516                 -
Commitments (Note 9)
-----------------------------------------------------------------------------------------------------------------------------
                                                                              1,438,401           398,115          328,069
-----------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY (Note 5)

Preferred stock, $.0001 par value.

     Authorized 100,000,000 shares, none issued
Common stock, $.0001 par value.
      Authorized 100,000,000 shares;
         Issued: 1998-7,186,536; 1997-3,176,536;1996-176,536                        719               318                18
Additional paid-in capital                                                    1,184,330           128,499             8,799
Accumulated deficit                                                          (1,600,671)         (522,714)        (331,595)
-----------------------------------------------------------------------------------------------------------------------------
                                                                               (415,622)         (393,897)         (322,778)
-----------------------------------------------------------------------------------------------------------------------------
                                                                           $  1,022,779       $     4,218       $     5,291
=============================================================================================================================

The accompanying notes are an integral part of these financial statements.

                                     FS 15

BIOLABS INC.
(formerly Flexx Realm Inc.)
(a New York Corporation)
(a development stage company)
STATEMENT OF STOCKHOLDERS' EQUITY
(U.S.$)
-------

-----------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1998
-----------------------------------------------------------------------------------------------------------------------------
                                                   Common stock
                                             -----------------------     Additional                               Total
                                               Number                     paid-in          Accumulated        stockholders'
                                             of shares       Amount       capital            deficit             equity
Issue of common stock on
 organization of the company                 8,816,992    $   8,817    $           -   $               -   $        8,817

Net loss                                             -            -                -            (147,192)        (147,192)
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                   8,816,992        8,817                -            (147,192)        (138,375)

Consolidation of shares in
 November on a 50 for 1 basis               (8,640,456)      (8,799)           8,799                   -                -

Net loss                                             -            -                -            (184,403)        (184,403)
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                     176,536           18            8,799            (331,595)        (322,778)

Issue of common stock for
 settlement of debt                          3,000,000          300          119,700                   -          120,000

Net loss                                             -            -                -            (191,118)        (191,118)
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                   3,176,536          318          128,499            (522,713)        (393,896)

Issue of common stock for
  settlement of debt                         3,000,000          300          347,095                   -          347,395

Issue of common stock for
  cash                                       1,010,000          101          708,736                   -          708,837
Net loss                                             -            -                -          (1,077,957)      (1,077,957)
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31,1998                    7,186,536    $     719    $   1,184,330   $      (1,600,670)  $     (415,621)
=============================================================================================================================

The accompanying notes are an integral part of these financial statements.

                                     FS 16

STATEMENT OF CASH FLOWS
(U.S.$)

=============================================================================================================================
                                                                                                              Total from
                                                                                                              inception,
                                                                                                            (September 19,
                                                                                                               1994) to
                                                                                                             December 31,
FOR THE YEARS ENDED DECEMBER 31,                            1998              1997             1996              1998
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
      Net Loss                                         $    (1,077,957)  $     (191,119)  $      (184,403)  $   (1,600,671)
  Adjustment to reconcile net loss to cash
    used in operating activities:
      Amortization                                               1,763            1,763             1,763            7,052
      Changes in operating assets
           and liabilities:
         Accounts receivable                                       288             (288)                -                -
         Prepaid expenses                                      (10,000)               -                 -          (10,000)
         Promissory notes payable                              266,011          121,516                 -          387,527
         Accounts payable                                      707,671           68,529           182,640        1,104,269
-----------------------------------------------------------------------------------------------------------------------------
                                                              (112,224)             401                 -         (111,823)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
      Capital expenditures on equipment                         (8,861)               -                 -           (8,861)
      Purchase of shares of Biotherapies Inc.                 (420,000)               -                 -         (420,000)
      Investment in Biomedical Diagnostics LLC                (500,000)               -                 -         (500,000)
                                                              (928,861)               -                 -         (928,861)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
      Common stock issued for cash                             708,837                -                 -          708,837
      Preferred stock subscriptions received                   414,000                -                 -          414,000
-----------------------------------------------------------------------------------------------------------------------------
                                                             1,122,837                -                 -        1,122,837
-----------------------------------------------------------------------------------------------------------------------------
Net increase in cash                                            81,752              401                 -           82,153
Cash, beginning                                                    401                -                 -                -
Cash, ending                                           $        82,153   $          401   $             -           82,153
Non-cash financing and investing activities
-----------------------------------------------------------------------------------------------------------------------------
      Common stock issued to settle debt               $       347,395   $      120,000   $             -   $      467,395
-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                                      FS 17

NOTES TO THE FINANCIAL STATEMENTS
(U.S.$)
--------------------------------------------------------------------------------
DECEMBER 31, 1998

1.       Summary of significant accounting policies

         Nature of operations
         Biolabs Inc., through its 50% interest in Biomedical Diagnostics LLC., is involved in the development of a mammastatin diagnostic assay to be used in breast cancer detection.

         These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values as shown in these financial statements should the Company be unable to continue as a going concern. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financial arrangements and the continuing support of its creditors.

         Accounting estimates
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Cash equivalents
         Cash equivalents include holdings of highly liquid investments with maturities of three months or less when purchased.

         Long-term investments
         The Company accounts for its investment in Biomedical Diagnostics LLC by the equity method, whereby the investment is initially recorded at cost and adjusted thereafter to include the Company's pro-rata share of Biomedical Diagnostics LLC earnings and losses.

         Long-term investments in companies in which the Company holds less than a 20% interest are recorded at cost. When there is other than a temporary decline in value, these investments are written down to provide for the loss.

         Equipment
         Equipment is recorded at cost less depreciation. Depreciation is primarily accounted for on the straight-line method based on estimated useful lives.

                                     FS 18

BIOLABS INC.
(formerly Flexx Realm Inc.)
(a New York Corporation)
(a development stage company)

NOTES TO THE FINANCIAL STATEMENTS
(U.S.$)
--------------------------------------------------------------------------------
DECEMBER 31, 1998

1.       Summary of significant accounting policies (continued)

         Organizational costs
         Costs associated with the organization of the Company are capitalized and amortized on a straight-line basis over a period of five years commencing January 1, 1995.

         Stock options
         The exercise price of stock options granted was greater than the market price at the grant date. No expense related to the stock options has been recorded.

         Earnings per common share
         Statement of Financial Accounting Standards No. 128, "Earnings per Share", which became effective in 1997, requires presentation of two calculations of earnings per common share. "Basic" earnings per common share equals net income divided by weighted average number of common shares outstanding during the period. "Diluted" earnings per common share equal net income divided by the sum of weighted average common shares outstanding during the period plus common stock equivalents. Common stock equivalents are shares assumed to be issued if outstanding stock options were exercised and are only considered if their effect on earnings per common share is dilutive.

2.       Investment in Biomedical Diagnostics, LLC

         The Company has entered into a joint venture agreement with Biotherapies Incorporated for development of a mammastatin diagnostic assay. The joint venture is named Biomedical Diagnostics, LLC and the Company and Biotherapies Incorporated each have a 50% interest .

         Under the terms of the Biomedical Diagnostics, LLC operating agreement, the Company is required to make capital contributions of $1,500,000 to Biomedical Diagnostics, LLC. The first contribution of $500,000 is due within 90 days of the effective date. The remaining $1,000,000 contribution is due on or before March 31, 1999.

         The Company is also required, under the operating agreement, to make the following additional payments to Biotherapies Incorporated:

                           -$500,000 within  60  days  of   execution   (paid)
                           -$500,000 on or before  March 31,  1999
                           -$2,500,000 within 14 days after the later of:
                               -the date the shares of the Company are first
                                quoted on the OTC Bulletin Board

                                      FS 19

2.       Investment in Biomedical Diagnostics, LLC (continued)
                           -the date Biomedical Diagnostics, LLC obtains
                            regulatory approvals as required

         Within 14 days of Biomedical Diagnostics, LLC achieving the Milestone, the Company will issue to Biotherapies Incorporated voting shares of the common stock of the Company constituting 5% of the total outstanding shares of all types on a fully diluted basis, taking into account allocations, convertible debt and issued shares.

         Had the milestone  been reached by December 31, 1998, the Company would
         -----------------  ----------------------------------------------------
         have been required to issue 385,353 shares determined as follows:
         -----------------------------------------------------------------

            Preferred shares outstanding                                       -
            Common stock                                                      7,186,536
            Stock options outstanding                                           360,000
            Convertible debt ($40,132 / $.25 per share)                         160,528
----------------------------------------------------------------------------------------------
                                                                               7,707.064
                                                                                    x 5%
                                                                                385,353 shares
==============================================================================================

         As at December 31, 1998, Biomedical Diagnostics,  LLC had not commencedoperations.

3.       Equipment
         -------------------------------------------------------------------------------------
                                                  1998         1997           1996
         Office equipment                      $   8,861      $   -          $   -

         Less: accumulated depreciation                -          -              -
         --------------------------------------------------------------------------------------

                                               $   8,861      $   -          $   -
==============================================================================================

                                     FS 20

4.       Promissory notes payable - related parties

         Promissory notes payable to companies controlled by Officers and Directors of the Company, repayable 30 days after demand, interest at prime plus 4%, convertible into shares of the Company at $.25 per share after the shares are listed for trading, secured by a security interest in and to all assets and book accounts, equipment, furniture, cash as well as accounts receivable and inventory owned by the Company

                                                              1998             1997              1996
        ----------------------------------------------------------------------------------------------
                                                        $        40,132      $    121,516  $       -

        ==============================================================================================

5.       Stockholders' equity

         Pursuant to a Directors resolution dated November 14, 1996, the authorized and issued common stock of the corporation was consolidated on a 50 to 1 basis. Pursuant to the resolution, the authorized capital of the Company was then increased to 19,000,000 shares with a par value of $0.0001 per share of which 176,340 shares are issued.

         In July 1998, the Company amended the Articles of Incorporation as follows:
                  -The name of the Company was changed to Biolabs Inc.
                           -The authorized share capital of the Company was increased to 200,000,000 shares, comprised of:
                           -100,000,000 common shares with a par value of $0.0001 per common share.
                           -100,000,000 preferred shares with a par value of $0.0001 per preferred share, leaving to the sole discretion of the directors the determination of the rights and preferences of such shares.

6.       Stock option plan

         During 1998, the Company established a stock option plan to allow key employees, directors, advisors and representatives of the Company to acquire Company common stock. Under the terms of the plan the Company has made available 650,000 common shares to the plan.

         Stock options outstanding under this plan are summarized as follows:

                     Option price                                                             Shares
                       per share                                                            outstanding
        ----------------------------------------------------------------------------------------------
                  $            1.00                                                          360,000
        ==============================================================================================

                                     FS 21

         During the year the Company granted 360,000 stock options. These options expire September 8, 2003. No options were exercised during the year.

         The exercise price of stock options granted was equal to the market value at the grant date. No expenses related to the stock option has been recorded.

         The fair value of the options granted in 1998 have been estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected stock volatility of 58%; risk-free interest rate of 5.5%; expected life of 5 years and no dividend yield as the Company has no history of paying dividends.

         The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because option valuation models require the use of subjective assumptions and changes in these assumptions can materially impact the fair value of the options and the Company's options do not have the characteristics of traded options, the option valuation models do not necessarily provide a reliable measure of the fair value of its options. The estimated fair value of stock options granted during 1998 is $.68 per share.

7.       Loss per common share

         Loss per  common  share is  computed  by  dividing  the net loss by the average number of Common shares and common stock equivalents outstanding during the year. The weighted average number of Common shares outstanding during the year ended December 31, 1998 were approximately 6,496,536 and approximately 2,123,533 during the year ended December 31, 1997 and approximately 177,311 during the year ended December 31, 1996.

         Common stock equivalents are the net additional number of shares which would be issuable upon the exercise of the outstanding common stock options (see Note 6), assuming that the Company reinvested the proceeds to purchase additional shares at market value. Common stock equivalents had no material effect on the computation of earnings per share for the three years ended December 31, 1998.

                                     FS 22

8.       Preferred stock subscriptions

         Under the terms of a private placement offering memorandum the company has received $414,000 in subscription payments for 138,000 Series A preferred shares. The Series A preferred shares carry a 6% non-cumulative dividend rate in preference to any dividend on common stock, have a liquidation preference ahead of common stock and are convertible into common stock on a one-for-one basis within one year of the date of the subscription agreement.

         Subsequent to the year end the Company received additional preferred share subscriptions for 145,500 Series A preferred shares.

9.       Commitments

         Lease commitments
         The Company leases office premises for use in its operations. Rent expense was $3,196 in 1998. This table shows future minimum rental commitments under the lease at December 31, 1998.

                                                            1999                        2000                       2001
         ----------------------------------------------------------------------------------------------------------------
         Lease commitment                            $          37,065                $ 37,194            $        35,400
         ================================================================================================================

         Funding commitments
         Under the terms of the Biomedical Diagnostics, LLC operating agreement the Company has agreed to fund Biotherapies Incorporated and Biomedical Diagnostics, LLC as set out in Note 2 Investment in Biomedical Diagnostics, LLC.

         Management services
         During the year the Company entered into a management services agreement with Tynehead Capital Corp. Tynehead Capital Corp. is controlled by certain directors of the Company. Under the terms of the agreement the Company has future commitments as set out in the table below.

                                           1999             2000              2001             2002              2003
         ----------------------------------------------------------------------------------------------------------------
         Management services            $    274,000      $ 274,000      $   274,000      $   274,000      $     205,000
         ================================================================================================================

                                     FS 23

10.      Income taxes

         The company has accumulated losses for tax purposes which may be carried forward and used to reduce taxable income otherwise calculated. The benefit of these available carry forwards has not been recorded in the accounts.

11.      Related party transactions

                                                                              1998             1997              1996
         (a)   Management and consulting fees paid
               to companies controlled by officers
               and directors of the Company.                             $   137,055        $   103,691       $  123,315

         (b)   Interest on promissory notes payable
               to companies controlled by officers

               and directors of the Company.                             $     2,225        $     7,574       $        -

         (c)   Included in the balance  sheet are the
               following  amounts due to
               directors and officers and/or companies controlled by officers and directors of the Company.

               Accounts payable                                          $    30,756        $   248,098       $  322,209
               Promissory notes payable                                  $    40,132        $   121,516       $        -

         (d) In 1997 the Company issued 3,000,000 common shares to companies controlled by officers and directors of the Company to settle debt of $120,000. During 1998 the Company issued 3,000,000 common shares to companies controlled by officers and directors of the Company to settle debt of $347,395.

12.      Financial instruments

         The fair value of the company's cash, accounts receivable, accounts payable and accrued liabilities, and promissory notes payable are estimated to approximate their carrying values due to the immediate or short term maturity of these financial instruments.

13.      Subsequent events

         Subsequent to the year end the Company reached agreement with certain of its creditors to settle payables totalling $872,500 by issuing 872,500 common shares.

                                     FS 24